===============================================================================

                  SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549-1004
                        ----------------------
                           AMENDMENT NO. 1
                                  TO
                        REGISTRATION STATEMENT
                                  ON
                               FORM S-6
                        ----------------------
              FOR REGISTRATION UNDER THE SECURITIES ACT
               OF 1933 OF SECURITIES OF UNIT INVESTMENT
                  TRUSTS REGISTERED ON FORM N-8B-2

A.  EXACT NAME OF TRUST:
               RANSON UNIT INVESTMENT TRUSTS, SERIES 55

B.  NAME OF DEPOSITOR:
                     RANSON & ASSOCIATES, INC.

C.  COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:
                  250 North Rock Road, Suite 150
                    Wichita, Kansas  67206-2241

D.  NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

                                                    Copy to:
        ALEX R. MEITZNER                         MARK J. KNEEDY
     Ranson & Associates, Inc.                 Chapman and Cutler
  250 North Rock Road, Suite 150             111 West Monroe Street
    Wichita, Kansas  67206-2241             Chicago, Illinois  60603

                    CALCULATION OF REGISTRATION FEE
===============================================================================

TITLE AND AMOUNT
 OF SECURITIES                                                 PROPOSED MAXIMUM             AMOUNT OF
BEING REGISTERED                                           AGGREGATE OFFERING PRICE      REGISTRATION FEE
---------------------------------------------------------------------------------------------------------
  Series 55          An indefinite number of Units of             Indefinite              Not Applicable
                     Beneficial Interest pursuant to
                     Rule 24f-2 under the Investment
                     Company Act of 1940

E.  APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC:
           As soon as practicable after the effective date
                   of the Registration Statement.
 _
|X| Check box if it is proposed that this filing will become effective at 2:00 P.M. on March 6, 1997 pursuant to paragraph (b) of Rule 487.

===============================================================================
The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration
Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                RANSON UNIT INVESTMENT TRUSTS, SERIES 55
                       ------------------------
                        CROSS-REFERENCE SHEET

             (FORM N-8B-2 ITEMS REQUIRED BY INSTRUCTIONS AS
                     TO THE PROSPECTUS IN FORM S-6)

                 Form N-8B-2                              Form S-6
                 Item Number                       Heading in Prospectus
                 -----------                       ---------------------

                    I. ORGANIZATION AND GENERAL INFORMATION
  1. (a)Name of trust...................   )  Prospectus front cover
     (b)Title of securities issued......   )  Essential Information
  2. Name and address of each depositor.   )  Administration of the Trusts
  3. Name and address of trustee........   )  Administration of the Trusts
  4. Name and address of principal
      underwriters......................   )       *
  5. State of organization of trust.....   )  The Fund
  6. Execution and termination of trust    )  The Fund;
      agreement.........................   )  Administration of the Trusts
  7. Changes of name....................   )  The Fund
  8. Fiscal year........................   )       *
  9. Litigation.........................   )       *

                    II. GENERAL DESCRIPTION OF THE TRUST AND
                            SECURITIES OF THE TRUST
 10. (a)Registered or bearer securities.   )  Unitholders
     (b)Cumulative or distributive
      securities........................   )  The Fund
     (c)Redemption......................   )  Redemption
     (d)Conversion, transfer, etc.......   )  Unitholders;
                                           )  Market for Units
     (e)Periodic payment plan...........   )       *
     (f)Voting rights...................   )  Unitholders
     (g)Notice of certificateholders....   )  Investment Supervision;
                                           )  Administration of the Trusts;
                                           )  Unitholders
     (h)Consents required...............   )  Unitholders;
                                           )  Administration of the Trusts
     (i)Other provisions................   )  Federal Tax Status
 11. Type of securities comprising         )  The Fund; The Trust Portfolios;
      units.............................   )  Portfolios
 12. Certain information regarding peri-
      odic payment certificates.........   )     *
 13. (a) Load, fees, expenses, etc......   )  Essential Information; Public
                                           )  Offering of Units;
                                           )  Expenses of the Trusts
     (b)Certain information regarding
          periodic payment certifi-
          cates.......................     )     *
     (c)Certain percentages...........     )  Essential Information; Public Offering
                                           )  of Units
     (d)Certain other fees, etc. pay-
          able by holders.............     )  Unitholders
     (e)Certain profits receivable by
          depositor, principal under-
          writers, trustee or affili-      )  Expenses of the
          ated persons................     )  Trusts; Public Offering of Units
     (f)Ratio of annual charges to in-
          come........................     )     *
 14. Issuance of trust's securities...     )  The Fund; Unitholders


- --------
* Inapplicable, answer negative or not required.

                FORM N-8B-2                             FORM S-6
                ITEM NUMBER                      HEADING IN PROSPECTUS
                -----------                      ---------------------
 15. Receipt and handling of payments      )     *
      from purchasers.................
 16. Acquisition and disposition of        )  The Fund; The Trust Portfolios;
      underlying securities...........     )  Investment Supervision;
                                           )  Market for Units
 17. Withdrawal or redemption.........     )  Redemption;
                                           )  Public Offering of Units
 18. (a)Receipt, custody and disposi-
          tion of income..............     )  Unitholders
     (b)Reinvestment of distributions.     )  Unitholders
     (c)Reserves or special funds.....     )  Expenses of the Trusts
     (d)Schedule of distributions.....     )     *
 19. Records, accounts and reports....     )  Unitholders; Redemption;
                                           )  Administration of the Trusts
 20. Certain miscellaneous provisions
      of trust agreement
     (a)Amendment.....................     )  Administration of the Trusts
     (b)Termination...................     )  Administration of the Trusts
     (c)and (d) Trustee, removal and       )
          successor...................     )  Administration of the Trusts
     (e)and (f) Depositor, removal and     )
          successor...................     )  Administration of the Trusts
 21. Loans to security holders........     )     *
 22. Limitations on liability.........     )  Administration of the Trusts
 23. Bonding arrangements.............     )     *
 24. Other material provisions of
      trust agreement.................     )     *

                        III. ORGANIZATION, PERSONNEL AND
                        AFFILIATED PERSONS OF DEPOSITOR
 25. Organization of depositor........     )  Administration of the Trusts
 26. Fees received by depositor.......     )  See Items 13(a) and 13(e)
 27. Business of depositor............     )  Administration of the Trusts
 28. Certain information as to offi-
      cials and affiliated persons of
      depositor.......................     )  Administration of the Trusts
 29. Voting securities of depos-
      itor......................           )  Administration of the Trusts
 30. Persons controlling deposi-
      tor.......................           )  Administration of the Trusts
 31. Payment by depositor for
      certain services rendered
      to trust..................           )     *
 32. Payment by depositor for
      certain other services
      rendered to trust.........           )     *
 33. Remuneration of employees
      of depositor for certain
      services rendered to
      trust.....................           )     *
 34. Remuneration of other per-
      sons for certain services
      rendered to trust.........           )     *

                        IV. DISTRIBUTION AND REDEMPTION
 35. Distribution of trust's se-           )  Public Offering of Units
      curities by states........
 36. Suspension of sales of
      trust's securities........           )     *
 37. Revocation of authority to
      distribute................           )     *

 38. (a)Method of distribution..           )  Public Offering of Units;
     (b)Underwriting agreements.           )  Market for Units;
     (c)Selling agreements......           )  Public Offering of Units
 39. (a)Organization of princi-
      pal underwriters..........           )  Administration of the Trusts
     (b)N.A.S.D. membership of
      principal underwriters....           )
 40. Certain fees received by
      principal underwriters....           )  See Items 13(a) and 13(e)


- --------
* Inapplicable, answer negative or not required.

                FORM N-8B-2                             FORM S-6
                ITEM NUMBER                      HEADING IN PROSPECTUS
                -----------                      ---------------------
 41. (a)Business of principal
      underwriters..............           )  Administration of the Trusts
     (b)Branch offices of prin-
      cipal underwriters........           )     *
     (c)Salesmen of principal
      underwriters..............           )     *
 42. Ownership of trust's secu-
      rities by certain persons.           )     *
 43. Certain brokerage commis-
      sions received by princi-
      pal underwriters..........           )  Public Offering of Units
 44. (a)Method of valuation.....           )  Public Offering of Units
     (b)Schedule as to offering
      price.....................           )     *
     (c)Variation in offering
      price to certain persons..           )  Public Offering of Units
 45. Suspension of redemption
      rights....................           )  Redemption
 46. (a)Redemption valuation....           )  Redemption;
                                           )  Market for Units;
                                           )  Public Offering of Units
     (b)Schedule as to redemp-
      tion price................           )     *
 47. Maintenance of position in            )  Market for Units;
      underlying securities.....           )  Public Offering of Units;
                                           )  Redemption

                     V. INFORMATION CONCERNING THE TRUSTEE
                                  OR CUSTODIAN
 48. Organization and regulation
      of trustee................           )  Administration of the Trusts
 49. Fees and expenses of trust-           )  Expenses of the Trusts
      ee........................
 50. Trustee's lien.............           )  Expenses of the Trusts

                    VI. INFORMATION CONCERNING INSURANCE OF
                             HOLDERS OF SECURITIES
 51.   Insurance of holders of trust's     )  Cover Page;
          securities..................     )  Expenses of the Trusts

                           VII. POLICY OF REGISTRANT

 52. (a) Provisions of trust agreement
         with respect to selection or
         elimination of underlying se-     )  The Fund;
         curities.....................     )  Investment Supervision
     (b) Transactions involving elimi-
         nation of underlying securi-      )  The Fund;
         ties.........................     )  Investment Supervision
     (c) Policy regarding substitution
         or elimination of underlying
         securities...................     )  Investment Supervision
     (d) Fundamental policy not other-
         wise covered.................     )     *
 53. Tax status of Trust..............     )  Essential Information;
                                           )  Portfolios;
                                           )  Federal Tax Status

                  VIII. FINANCIAL AND STATISTICAL INFORMATION

 54. Trust's securities during last
     ten years........................     )     *
 55.
 56. Certain information regarding pe-
      riodic payment certificates.....     )     *
 57.
 58.
 59. Financial statements (Instruction
      1(c) to Form S-6)...............     )     *


- --------
* Inapplicable, answer negative or not required.

RANSON UNIT INVESTMENT TRUSTS, SERIES 55

Nasdaq-100 Index Trust, Series 2 (a "Trust" or the "Nasdaq-100 Trust") was formed with the investment objective of obtaining capital appreciation through investment in a portfolio of equity securities of the companies which comprise the Nasdaq-100 Index. By investing in substantially all of the common stocks, in substantially the same proportions, which comprise the Nasdaq-100 Index, the Trust seeks to produce investment results that generally correspond to the price and yield performance of the equity securities represented by the Nasdaq-100 Index over the term of the Trust. See "The Trust Portfolios." The Trust is not sponsored, endorsed or promoted by or affiliated with The Nasdaq Stock Market, Inc. or the National Association of Securities Dealers, Inc. There is, of course, no assurance that the Trust will achieve its objective.

S&P 500 Index Trust, Series 2 (a "Trust" or the "S&P 500 Trust") was formed with the investment objective of obtaining capital appreciation through investment in a portfolio of equity securities of companies which comprise the Standard & Poor's 500 Composite Stock Price Index (the "S&P 500 Index"). By investing in substantially all of the common stocks, in substantially the same proportions, which comprise the S&P 500 Index, the Trust seeks to produce investment results that generally correspond to the price and yield performance of the equity securities represented by the S&P 500 Index over the term of the Trust. See "The Trust Portfolios." The Trust is not sponsored by or affiliated with Standard and Poor's. There is no assurance that the Trust will achieve its objective.

Units of the Trusts are not deposits or obligations of, or guaranteed by, any bank and the Units are not federally insured or otherwise protected by the Federal Deposit Insurance Corporation and involve investment risk including loss of principal.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



         The investor is advised to read and retain this Prospectus for future reference.






                THE DATE OF THIS PROSPECTUS IS MARCH 6, 1997.

SUMMARY

THE TRUST. Nasdaq-100 Index Trust, Series 2 and S&P 500 Index Trust, Series 2 (the "Trusts") are each separate unit investment trusts included in Ranson Unit Investment Trusts, Series 55 (the "Fund"), an investment company registered under the Investment Company Act of 1940. Each Trust initially consists of securities and delivery statements (i.e., contracts) to purchase common stocks issued by companies selected in accordance with the selection and weightings of stocks established by the related stock index.* The initial deposit of Securities (including contracts) into each Trust will consist of at least 100 shares of each of the stocks which comprise the related stock index. Thereafter, the Sponsor intends to create and maintain a Trust portfolio which duplicates, to the extent practicable, the weightings of stocks which comprise the related stock index. During the initial deposit period of each Trust the Sponsor will continue to deposit Securities (contracts for the purchase thereof), or cash with instructions to purchase such Securities, until at the end of such period such Trust comprises substantially all of the stocks in the related stock index, in substantially the same weightings as in such index (the "Initial Adjustment Period"). The Sponsor estimates that the Initial Adjustment Period will last no longer than 30 days following the Initial Date of Deposit and could last as little as one day. For the criteria used by the Sponsor in selecting the Securities, see "The Trust Portfolios-Securities Selection." The value of all portfolio Securities and, therefore, the value of the Units will fluctuate in value depending on the full range of economic and market influences affecting corporate profitability, the financial condition of issuers and the prices of equity securities in general and the Securities in particular. Capital appreciation is, of course, dependent upon several factors including, among other factors, the financial condition of the issuers of the Securities (see "The Trust Portfolios").

The Nasdaq-100 Trust was formed with the investment objective of obtaining capital appreciation over the life of such Trust through investment in a portfolio of equity securities of substantially all of the companies which comprise the Nasdaq-100 Index. The S&P 500 Trust was formed with the investment objective of obtaining capital appreciation over the life of such Trust through investment in a portfolio of equity securities of substantially all of the companies which comprise the S&P 500 Index. An indexing strategy attempts to track the performance of a specific market index. As part of an overall investment strategy, indexing may provide additional growth potential in an otherwise conservative portfolio and blend as a companion investment to hedge an aggressive equity strategy. There can be no assurance that a Trust's objective will be met because it may be impracticable for the Trust to duplicate or maintain precisely the relative weightings of the common stocks which comprise the related stock index or to purchase all of such stocks. Additionally, an investment in Units of the Trusts includes payment of sales charges, fees and expenses which are not considered in the total return of the related stock index.

Additional Units of each Trust may be issued at any time by depositing in such Trust additional Securities, contracts to purchase additional Securities together with cash or irrevocable letters of credit, or cash with instructions to purchase additional Securities. As additional Units are issued by a Trust as a result of the deposit of additional Securities, the aggregate value of the Securities in such Trust will be increased and the fractional undivided interest in such Trust represented by each Unit will be decreased. The Sponsor may continue to make additional deposits of Securities into a Trust from time to time following the Initial Date of Deposit, provided that such additional deposits will be in amounts which will

----------------
* "Nasdaq(R)", "Nasdaq-100(R)" and "Nasdaq-100 Index(R)" are registered marks of The Nasdaq Stock Market, Inc. and are licensed for use by the Sponsor. "S&P(R)", "Standard & Poor's(R)", "S&P 500" and "Standard & Poor's 500" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by the Sponsor.

maintain, as closely as practicable, the proportionate relationship among each Security in the related stock index. Thus, although additional Units will be issued, each Unit will continue to represent approximately the same weighting of the then current components of the related stock index. Precise duplication of the relationship among the Securities in a Trust may not be achieved because it may be economically impracticable as a result of certain economic factors or procedural policies of a Trust. If the Sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the cash deposit and the purchase of the Securities and because each Trust will pay the associated brokerage fees. To minimize this effect, each Trust will attempt to purchase the Securities as close to the Evaluation Time or as close to the evaluation prices as possible. See "The Trust Funds."

Each Unit of a Trust initially offered represents that undivided interest in such Trust indicated under "Essential Information" (as may be adjusted pursuant to footnote 1 thereto). To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Securities being deposited by the Sponsor, the fractional undivided interest in a Trust represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in such Trust represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.

PUBLIC OFFERING PRICE. The Public Offering Price per Unit of each Trust during the initial offering period is based on the aggregate underlying value of the Securities in such Trust, plus or minus a pro rata portion of the cash, if any, in the Income and Capital Accounts held or owned by such Trust, plus a sales charge of 4.9% of the Public Offering Price (equivalent to 5.152% of the net amount invested). The secondary market Public Offering Price will be equal to the aggregate underlying value of the Securities in each Trust, plus or minus a pro rata portion of the cash, if any, in the Income and Capital Accounts held or owned by such Trust, plus the sales charge indicated under "Public Offering of Units-Public Offering Price." The sales charge is reduced on a graduated scale for certain sales. The minimum purchase for each Trust is $1,000.

DISTRIBUTIONS OF INCOME AND CAPITAL. Dividends, if any, received by a Trust will be distributed quarterly and any funds in the Capital Account will be distributed annually. See "Unitholders-Distributions to Unitholders."

REINVESTMENT. Each Unitholder may elect to have distributions of income, capital gains and/or capital on their Units automatically invested into additional Units of the Trust without a sales charge. In addition, all Unitholders may elect to have such distributions automatically reinvested into shares of any Zurich Kemper Investments, Inc. front-end load mutual fund (other than those funds sold with a contingent deferred sales charge) registered in such Unitholder's state of residence at net asset value. Such distributions will be reinvested without charge to the participant on each applicable Distribution Date. See "Unitholders-Distribution Reinvestment." A current prospectus for the reinvestment fund selected, if any, will be furnished to any investor who desires additional information with respect to reinvestment.

MARKET FOR UNITS. While under no obligation to do so, the Sponsor intends to, and certain dealers may, maintain a market for the Units of the Trusts and offer to repurchase such Units at prices subject to change at any time which are based on the current underlying value of the Securities in the Trusts. If the supply of Units exceeds demand or if some other business reason warrants it, the Sponsor and/or the dealers may either discontinue all purchases of Units or discontinue purchases of Units at such prices. A

Unitholder may also dispose of Units through redemption at the Redemption Price on the date of tender to the Trustee. See "Redemption-Computation of Redemption Price."

TERMINATION. No later than the date specified under the Mandatory Termination Date in "Essential Information," Securities will begin to be sold in connection with the termination of the Trusts and it is expected that all Securities in the Trusts will be sold within a reasonable amount of time after the Mandatory Termination Date. The Sponsor will determine the manner, timing and execution of the sale of the underlying Securities. At termination, Unitholders will receive a cash distribution within a reasonable time after a Trust is terminated. See "Unitholders-Distributions to Unitholders" and "Administration of the Trusts-Amendment and Termination."

RISK FACTORS. An investment in a Trust should be made with an understanding of the risks associated therewith, including the possible deterioration of either the financial condition of the issuers or the general condition of the stock market. Additionally, it is anticipated that the identity and weighting of the stocks in each stock index will change from time to time and the adverse financial condition of a company will not result directly in its elimination from the portfolio unless the company is removed from the related stock index. For risk considerations related to the Trusts, see "Risk Factors."

NASDAQ-100(R) INDEX LICENSING AGREEMENT

The Sponsor has entered into a license agreement with The Nasdaq Stock Market, Inc. (the "License Agreement"), under which the Nasdaq-100 Trust (through the Sponsor) is granted licenses to use the trademark and tradenames "Nasdaq," "Nasdaq-100," and "Nasdaq-100 Index" solely in materials relating to the creation and issuance, marketing and promotion of such Trust and in accordance with any applicable federal and state securities law to indicate the source of the Nasdaq-100 Index as a basis for determining the composition of such Trust's portfolio. As consideration for the grant of the license, the Nasdaq-100 Trust will pay to The Nasdaq Stock Market, Inc. an annual fee equal to that amount described under "Expenses of the Trusts." If the Nasdaq-100 Index ceases to be compiled or made available or the anticipated correlation between Nasdaq-100 Trust and the Nasdaq-100 Index is not maintained, the Sponsor may direct that such Trust continue to be operated using the Nasdaq-100 Index as it existed on the last date on which it was available or may direct that the Trust Agreement be terminated (see "Administration of the Trusts-Amendment and Termination").

Neither the Nasdaq-100 Trust nor the Unitholders are entitled to any rights whatsoever under the foregoing licensing arrangements or to use any of the covered trademarks or to use the Nasdaq-100 Index, except as specifically described herein or as may be specified in the Trust Agreement.

The Nasdaq-100 Trust is not sponsored, endorsed, sold or promoted by The Nasdaq Stock Market, Inc. (including its affiliates) (the "Corporations"). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the Trust or Units of the Nasdaq-100 Trust. The Corporations make no representation or warranty, express or implied to the owners of Units of the Nasdaq-100 Trust or any member of the public regarding the advisability of investing in securities generally or in Units of such Trust particularly or the ability of the Nasdaq-100 Index to track general stock market performance. The Corporations' only relationship to the Sponsor ("Licensee") and the Nasdaq-100 Trust is in the licensing of certain trademarks, service marks, and trade names of the Corporations and the use of the Nasdaq-100 Index which is determined, composed and calculated by Nasdaq without regard to the Licensee, the Nasdaq-100 Trust or Unitholders of such Trust. Nasdaq has no obligation to take the needs of the Licensee or the owners of the Trust into consideration in determining, composing or calculating the Nasdaq-100 Index. The Corporations are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the Units of the Nasdaq-100 Trust to be issued or in the determination or calculation of the equation by which the Units of such Trust are to be converted into cash. The Corporations have no liability in connection with the administration or operations of the Nasdaq-100 Trust, marketing or trading of Units of such Trust.

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NASDAQ-100 INDEX OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF UNITS OF THE NASDAQ-100 TRUST, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ-100 INDEX OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ-100 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

RANSON UNIT INVESTMENT TRUSTS, SERIES 55

ESSENTIAL INFORMATION

AS OF MARCH 5, 1997*
     SPONSOR, SUPERVISOR AND EVALUATOR:  RANSON & ASSOCIATES, INC.
     TRUSTEE:  THE BANK OF NEW YORK
NASDAQ-100 TRUST LICENSOR:  THE NASDAQ STOCK MARKET, INC.
S&P 500 TRUST LICENSOR:  STANDARD & POOR'S, A DIVISION OF THE MCGRAW-HILL COMPANIES, INC.
                                                                          Nasdaq-10             S&P 500
                                                                            Trust                Trust
                                                                        ---------------     ----------------
Number of Units (1)                                                           39,400               262,731
Fractional Undivided Interest Per Unit (1)                                  1/39,400             1/262,731
Public Offering Price:
     Aggregate Value of Securities in Portfolio (2)                     $ 394,003.68        $ 2,627,313.35
     Aggregate Value of Securities per Unit                             $       9.51        $         9.51
     Plus Sales Charge of 4.9% (5.152% of net amount invested)          $        .49        $          .49
     Public Offering Price Per Unit (3)                                 $     10.000        $       10.000
Redemption Price Per Unit and Sponsor's Initial Repurchase
     Price Per Unit                                                     $       9.51        $         9.51
Excess of Public Offering Price Per Unit over Redemption
     Price Per Unit and over Sponsor's Initial Repurchase Price
     Per Unit                                                           $        .49        $          .49
Estimated Annual Organizational Expense per Unit (4)                    $      .0140        $        .0140
Minimum Value of a Trust under which Trust Agreement
     may be Terminated                                                 40% of aggregate value of Securities at deposit
Liquidation Period                                                     May 1, 2003 through May 31, 2003
Mandatory Termination Date                                             April 30, 2003
Supervisor's Annual Surveillance Fee                                   Maximum of $.000951 per Unit
Evaluator's Annual Evaluation Fee                                      Maximum of $.0029 per Unit
Trustee's Annual Fee                                                   $.0086 per Unit
Evaluation Time                                                        3:15 p.m. Central Time
Record and Computation Dates (5)                                       FIRST day of January, April, July and October
Distribution Dates (5)                                                 FIFTEENTH day of January, April, July and October

* The business day prior to the Initial Date of Deposit
-----------------------
(1) As of the close of business on the Initial Date of Deposit, the number of Units of each Trust may be adjusted so that the aggregate value of Securities per Unit will equal approximately $10. Therefore, to the extent of any such adjustment the fractional undivided interest per Unit will increase or decrease from the amounts indicated above.

(2) Each Security is valued at the closing sale price on a national securities exchange or the Nasdaq National Market.

(3) On the Initial Date of Deposit there will be no accumulated dividends in the Income Account. Anyone ordering Units after such date will pay his pro rata share of any accumulated dividends in such Income Account.

(4) Each Trust (and therefore Unitholders) will bear all or a portion of its organizational costs (including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the portfolio and the initial fees and expenses of the Trustee but not including the expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. It is intended this total organizational expenses will be amortized over a five year period or the life of each Trust if less than five years. See "Expenses of the Trusts" and "Statements of Condition." Historically, the sponsors of unit investment trusts have paid all the costs of establishing such trusts.

(5) Distributions from the Capital Account and capital gains distributions, if any, will normally be made in December, as required.

THE TRUST FUNDS

Ranson Unit Investment Trusts, Series 55 (the "Fund") includes separate underlying unit investment trusts designated as Nasdaq-100 Index Trust, Series 2 and S&P 500 Index Trust, Series 2 (the "Trusts"). The Fund was created under the laws of the State of New York pursuant to a trust indenture (the "Trust Agreement") dated the date of this prospectus (the "Initial Date of Deposit") between Ranson & Associates, Inc. (the "Sponsor") and The Bank of New York (the "Trustee").*

The Nasdaq-100 Trust contains common stocks issued by substantially all of the companies which comprise the Nasdaq-100 Index. The S&P 500 Trust contains common stocks issued by substantially all of the companies which comprise the S&P 500 Index. As used herein, the term "Securities" means the common stocks (including contracts for the purchase thereof) initially deposited in each Trust and described in the related portfolio and any additional common stocks acquired and held by each Trust pursuant to the provisions of the Trust Agreement.

On the Initial Date of Deposit, the Sponsor delivered to the Trustee Securities or contracts for the purchase thereof for deposit in the Trusts. This initial deposit into each Trust consisted of at least 100 shares of each of the stocks which comprise the related stock index. During the Initial Adjustment Period, the Sponsor intends to create and maintain a Trust portfolio which duplicates, to the extent practicable, the weightings of stocks which comprise the related stock index. The Sponsor anticipates that within the Initial Adjustment Period, each Trust will comprise the stocks in the related stock index in substantially the same weightings as in such index. In connection with any deposit of Securities, purchase and sale transactions will be effected in accordance with computer program output showing which Securities are under- or over-represented in each Trust portfolio. Neither the Sponsor nor the Trustee will exercise any investment discretion in connection with such transactions. Precise duplication of the relationship among the Securities in the related stock index may not be achieved because it may be economically impracticable or impossible to acquire very small numbers of shares of certain stocks and because of other procedural policies of the Trusts, but correlation between the performance of the related stock index and each Trust portfolio is expected to be between
 .97 and .99.

By investing in substantially all of the common stocks, in substantially the same proportions, which comprise the related stock index, each Trust seeks to produce investment results that generally correspond to the price and yield performance of the equity securities represented by such index over the term of such Trust. Due to various factors discussed below, there can be no assurance that this objective will be met. An investment in Units of a Trust should be made with an understanding that each Trust includes payments of sales charges, fees and expenses which may not be considered in public statements of the total return of the related stock index.

Subsequent to the Initial Date of Deposit, the Sponsor may deposit additional Securities in a Trust, contracts to purchase additional Securities along with cash (or a bank letter of credit in lieu of cash) to pay for such contracted Securities or cash (including a letter of credit) with instructions to purchase additional Securities, maintaining, as closely as practicable the same proportionate relationship among the Securities in the portfolio as reflected in the related stock index. Thus, although additional Units will be issued, each Unit of a Trust will continue to represent approximately a weighting of the then current components of the related stock index at any such deposit. Precise duplication of the relationship among the Securities

--------------------
* Reference is made to the Trust Agreement and any statement contained herein is qualified in its entirety by the provisions of the Trust Agreement.

in a Trust may not be achieved because it may be economically impracticable as a result of certain economic factors and procedural policies of a Trust such as (1) price movements of the various Securities will not duplicate one another, (2) the Sponsor's current intention is to purchase shares of the Securities in round lot quantities only, (3) reinvestment of excess proceeds not needed to meet redemptions of Units may not be sufficient to acquire equal round lots of all the Securities in a Trust and (4) reinvestment of proceeds received from Securities which are no longer components of the related stock index might not result in the purchase of an equal number of shares in any replacement Security. If the Sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the cash deposit and the purchase of the Securities and because each Trust will pay the associated brokerage fees. To minimize this effect, each Trust will attempt to purchase the Securities as close to the Evaluation Time or as close to the evaluation prices as possible.

Each Trust consists of (a) the Securities listed under the related "Portfolio" as may continue to be held from time to time in such Trust (b) any additional Securities acquired and held by such Trust pursuant to the provisions of the Trust Agreement and (c) any cash held in the Income and Capital Accounts of such Trust. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Securities. However, should any contract for the purchase of any of the Securities initially deposited hereunder fail, the Sponsor will, unless substantially all of the moneys held in a Trust to cover such purchase are reinvested in substitute Securities in accordance with the Trust Agreement, refund the cash and sales charge attributable to such failed contract to all Unitholders on the next distribution date.

On the Initial Date of Deposit, the Sponsor delivered to the Trustee Securities or contracts for the purchase thereof for deposit in each Trust. For the Securities so deposited, the Trustee delivered to the Sponsor documentation evidencing the ownership of that number of Units of each Trust set forth under "Essential Information."

THE TRUST PORTFOLIOS

Each Trust portfolio will consist of as many of the Nasdaq-100 or S&P 500 Index stocks as is feasible in order to achieve the respective Trust's objective of attempting to provide investment results that duplicate substantially the total return of the Nasdaq-100 or S&P 500 Index. Following the Initial Adjustment Period, each Trust is expected to be invested in no less than 95% of the stocks comprising the related index. Although it may be impracticable for a Trust to own certain of such stocks at any time, the Sponsor expects to maintain a correlation between the performance of each Trust portfolio and that of the related index of between .97 and .99. Adjustments to a Trust portfolio will be made on an ongoing basis in accordance with the computer program output to match the weightings of the Securities as closely as is feasible with their weightings in the related index as such Trust invests in new Securities in connection with the creation of additional Units, as companies are dropped from or added to such index or as Securities are sold to meet redemptions. These adjustments will be made on the business day following the relevant transaction in accordance with computer program output showing which of the Securities are under- or over-represented in a Trust portfolio. Adjustments may also be made from time to time to maintain the appropriate correlation between a Trust and the related index. The proceeds from any sale will be invested in those Securities which the computer program indicates are most under-represented in the related portfolio. See "Investment Supervision."

Due to changes in the composition of the Nasdaq-100 Index and the S&P 500 Index, adjustments to a Trust portfolio may be made from time to time. It is anticipated that most of such changes in the Nasdaq-100 Index and the S&P 500 Index will occur as a result of merger or acquisition activity. In such cases, a Trust, as a shareholder of an issuer which is the object of such merger or acquisition activity, will presumably receive various offers from potential acquirers of the issuer. The Trustee is not permitted to accept any such offers until such time as the issuer has been removed from the related index. Since, in most cases, an issuer is removed from an index only after the consummation of a merger or acquisition, it is anticipated that the Trusts will generally acquire, in exchange for the stock of the deleted issuer, the consideration that is being offered to shareholders of that issuer who have not tendered their shares prior to that time. Any cash received as consideration in such transactions will be reinvested in the most under-represented Securities as determined by the computer program output. Any securities received as consideration which are not included in the related index will be sold as soon as practicable and will also be reinvested in the most under-represented Securities as determined by the computer program output.

In attempting to duplicate the proportionate relationships represented by each index, the Sponsor does not anticipate purchasing or selling stock in quantities of less than round lots (100 shares). In addition, certain Securities may not be available in the quantities specified by the computer program. For these reasons, among others, precise duplication of the proportionate relationships in the related index may not be possible but will continue to be the goal of each Trust in connection with acquisitions or dispositions of Securities. See "Investment Supervision." As the holder of the Securities, the Trustee will have the right to vote all of the voting stocks in a Trust portfolio and will vote such stocks in accordance with the instructions of the Sponsor.

Investors should note that the Trusts are not sponsored, endorsed or promoted by or affiliated with either The Nasdaq Stock Market, Inc. or Standard & Poor's and The Nasdaq Stock Market, Inc. and Standard & Poor's make no representation, express or implied, to the Trusts or Unitholders regarding the advisability of investing in an index investment or unit investment trusts generally or in the Trusts specifically or the ability of the indexes to track general stock market performance.

Although there can be no assurance that such Securities will appreciate in value over the life of a Trust, over time stock investments have generally out-performed most other asset classes. However, it should be remembered that common stocks carry greater risks, including the risk that the value of an investment can decrease (see "Risk Factors-Certain Investment Considerations"), and past performance is no guarantee of future results.

THE NASDAQ-100 INDEX

The Nasdaq-100 Index is composed of 100 of the largest non-financial Nasdaq National Market common stocks. Nasdaq, which represents the fastest growing stock market in the U.S., is also one of the first fully electronic stock markets in the world. This modern-day securities market began operations in 1971 and today lists more companies than any other market in the U.S. The Nasdaq-100 Index is limited to one issue per company. At the time of inclusion in the Nasdaq-100 Index, index securities must have a minimum market value of at least $500 million. Only domestic issues are included.
In the event a security is deleted from the Nasdaq-100 Index, the largest non-financial issue not then in the Nasdaq-100 Index which meets the applicable criteria will be substituted. The Nasdaq Stock Market, Inc. has established procedures for, and controls over, substitutions of securities and may periodically, at its discretion, make changes in component stocks so that the Index will more accurately reflect the overall composition of the non-financial sector of The Nasdaq Stock Market. Each security in the Nasdaq-100 Index is represented by its market capitalization in relation to the total market value of the Nasdaq-100 Index. Companies are selected using criteria that includes company trading volume, company visibility, continuity of the components in the Nasdaq-100 Index, and a good mix of industries represented on The Nasdaq Stock Market. Chicago Board Options Exchange, the largest options exchange in the world, began trading Nasdaq-100 Index options on February 7, 1994. As of January 31, 1997, the Nasdaq-100 Index was comprised of the following industry sectors: Electronic Technology (36.35%), Technology Services (29.93%), Industrial Services (20.83%), Telecommunications (8.36%), Health Technology (3.79%) and Transportation (0.74%). As used herein Electronic Technology describes companies that manufacture computer chips and other computer hardware (such as Intel Corporation, Cisco Systems, Inc. and Apple Computer, Inc.), whereas Technology Services describes publishers of computer software and operating systems (such as Microsoft Corporation and Oracle Corporation).

The table below illustrates the characteristics of the average company included in the Nasdaq-100 Index as of the end of 1996. It is important to note that, unless provided otherwise, the data included in the table encompasses average data, not the total data of all companies in the Nasdaq-100 Index and is not intended to describe or predict the financial data, returns or characteristics of any company included or to be included in the Nasdaq-100 Index.


FINANCIAL CHARACTERISTICS (MILLIONS)                           TRADING CHARACTERISTICS
Total Assets                           $     2,011,900,000     Share Price                             $  38.83
Total Assets                           $     2,267.3           Share Price                             $  44.27
Shareholders' Equity                   $       992.2           Number of Market Makers                     27.8
Total Revenues                         $     2,326.6           1996 Total Share Volume (millions)b     35,279.1
Net Income                             $       158.3           Total Percent Block Volumeb                36.0%
Shares Outstanding                             135.8           Total Percent of Shares Held by
Market Value of Shares Outstanding     $     6,011.2           Institutionsc                              61.6%
P/E Ratio for Total Indexa,b                    38.0

----------------------------
(a)  Total market value divided by total earnings
(b)  These figures represent total data for all index companies.
(c)  Through September 30, 1996.

The following table depicts the Year-End Index Value for the Nasdaq-100 Index from inception (February 1, 1985) through December 31, 1996. The formula used in calculating the Nasdaq-100 Index Level is described below. The table uses data that is adjusted to reflect that the Nasdaq-100 Index level was halved on January 3, 1994, and does not reflect reinvestment of dividends. Investors should note that the figures below represent past performance of the Nasdaq-100 Index and not the future performance of the Nasdaq-100 Index or the Nasdaq-100 Trust (which includes certain fees and expenses). Past performance is, of course, no guarantee of future results.

                                     YEAR-END       ANNUAL RETURN
                                       INDEX         (EXCLUDING
YEAR                                   VALUE          DIVIDENDS)
----------------------------         ---------      --------------
February 1, 1985                     125.00            -
1985                                 132.30           5.84%
1986                                 141.41           6.89%
1987                                 156.25          10.50%
1988                                 177.41          13.54%
1989                                 223.84          26.17%
1990                                 200.53         (10.41)%
1991                                 330.86          64.99%
1992                                 360.19           8.86%
1993                                 398.28          10.58%
1994                                 404.27           1.50%
1995                                 576.23          42.54%
1996                                 821.36          42.54%
Total Return Since Inception                        557.09%

Because the Nasdaq-100 Trust is sold to the public at net asset value plus the applicable sales charge, and the expenses of such Trust are deducted before making distributions to Unitholders, investment in such Trust would have resulted in investment performance to Unitholders somewhat reduced from that reflected in the above table.

The Nasdaq-100 Index is market value weighted. The representation of each security in the Nasdaq-100 Index is proportional to its last sale price times the total number of shares outstanding, in relation to the total market value of the Nasdaq-100 Index. The level of the Nasdaq-100 Index is calculated as follows:


     Nasdaq-100 Index Level     =     Current Market Value     X     125
                                      --------------------
                                      Adjusted Base Period
                                         Market Value

     Adjusted Base Period   =   Current Market Value    X     Previous Base
                                  After Adjustments         Period Market Value
                                --------------------
                                Current Market Value
                                 Before Adjustments

The numeric value level of the Nasdaq-100 Index was established at 250 prior to the opening of the market on February 1, 1985. The Nasdaq-100 Index value was halved at the end of 1993. The level of the Nasdaq-100 Index will only change as a result of the price changes occurring between the opening and closing of the market. Adjustments for securities being added to or deleted from the Nasdaq-100 Index, or capitalization changes of adjustments, will take place during the system maintenance process which occurs after the market has closed. These adjustments will result in value changes to the current market value and adjusted base period market value, but will not in and of themselves alter the level of the Nasdaq-100 Index.

The Nasdaq-100 Index is also adjusted to account for stock splits and stock dividends during the system maintenance process. The system makes a price adjustment, however, to account for the increased number of shares outstanding from such an action with the result being that the current market value does not change.

In case of cash dividends other than extraordinary dividends, no system adjustment is made. The Nasdaq-100 Index formula relies on market forces to determine the level of the Nasdaq-100 Index. Neither the current market value nor the adjusted base period market value are adjusted to reflect ordinary cash dividends. At its discretion, The Nasdaq Stock Market, Inc. may temporarily suspend Nasdaq-100 Index securities from the calculation of the Nasdaq-100 Index or adjust the Nasdaq-100 Index divisor in those instances where an unusual cash dividend or spin-off might unduly influence the level of the Nasdaq-100 Index. The Nasdaq Stock Market, Inc. disseminates calculations of the Nasdaq-100 Index via Level 2 and Level 3 Nasdaq service and makes the Index calculation available to information vendors and the print media.

THE S&P 500 INDEX

The S&P 500 Index is composed of 500 selected common stocks, most of which are listed on the New York Stock Exchange. This well-known index, originally consisting of 233 stocks in 1923, was expanded to 500 stocks in 1957 and was restructured in 1976 to a composite consisting of industrial, utility, financial and transportation market sectors. It contains a variety of companies with diverse capitalization, market-value weighted to represent the overall market. The index represents over 70% of U.S. stock market capitalization. The index is often used as a benchmark of general market activity and is currently one of the U.S. Commerce Department's leading economic indicators. As of January 31, 1997, the S&P 500 Index was comprised of the following industry sectors: industrials (76.4%), Utilities (8.0%), Financials (13.2%) and Transportation (2.4%). As of January 31, 1997, the companies in the S&P 500 index were listed on the following stock exchanges in the amounts indicated: New York Stock Exchange-460 companies (92%), Nasdaq National Market-34 companies (7%) and American Stock Exchange-6 companies (1%). Additionally, the S&P 500 Index represents approximately 74% of the aggregate market value of common stocks traded on the New York Stock Exchange. At present, the mean market capitalization of the companies in the S&P 500 Index is approximately $12.0 billion. As of January 31, 1997, the S&P 500 Index had a total market value of $6.017 trillion.

The following table depicts the Year-End Index Value for the S&P 500 Index for the period shown. Investors should note that the table represents past performance of the S&P 500 Index and not the past or future performance of the S&P 500 Trust (which includes certain fees and expenses). Past performance is, of course, no guarantee of future results. Stock prices fluctuated widely during the period and were higher at the end than at the beginning. The results shown should not be considered as a representation of the income yield or capital gain or loss which may be generated by the S&P 500 Index in the future.

                                                                                                Year-End
                                                                                               Index Value
                                                  Year-End      Change in       Average         Dividends
                                 Year-End       Index Value       Index          Yield         Reinvested
Year                           Index Value*       1960=100       For Year      For Year*       1960=100**
--------------------------     ------------     -----------     ----------     ----------      -----------
1960                               58.11           100.00           - %          3.47%           100.00
1961                               71.55           123.13         23.13          2.98            126.79
1962                               63.10           108.59        -11.81          3.37            115.71
1963                               75.02           129.10         18.89          3.17            141.93
1964                               84.75           145.84         12.97          3.01            165.09
1965                               92.43           159.06          9.06          3.00            185.48
1966                               80.33           138.24        -13.09          3.40            165.11
1967                               96.47           166.01         20.09          3.20            204.54
1968                              103.86           178.73          7.66          3.07            227.00
1969                               92.06           158.42        -11.36          3.24            207.89
1970                               92.15           158.58          0.10          3.83            216.06
1971                              102.09           110.79         10.79          3.33            247.52
1972                              118.05           128.11         15.63          3.09            294.30
1973                               97.55           105.86        -17.37          2.86            250.83
1974                               68.56            74.40        -29.72          3.69            184.64
1975                               90.19            97.87         31.55          5.37            253.25
1976                              107.46           116.61         19.15          4.49            312.94
1977                               95.10           103.20        -11.50          4.35            289.72
1978                               96.11           104.30          1.06          5.33            308.20
1979                              107.94           117.14         12.31          5.88            364.29
1980                              135.76           147.33         25.77          5.74            481.86
1981                              122.55           132.99        - 9.73          4.88            457.72
1982                              140.64           152.62         14.76          5.61            555.84
1983                              164.93           178.98         17.27          5.04            680.24
1984                              167.24           181.49          1.40          4.49            721.73
1985                              211.28           229.28         26.33          4.72            949.59
1986                              242.17           262.80         14.62          3.92          1,125.83
1987                              247.08           278.97          2.03          3.64          1,183.25
1988                              277.72           301.38         12.40          3.79          1,379.78
1989                              353.40           383.51         27.25          3.98          1,617.04
1990                              330.22           358.35        - 6.56          3.42          1,760.71
1991                              417.09           452.62         26.31          3.70          2,297.20
1992                              435.71           749.79          4.46          2.97          2,472.25
1993                              466.45           802.70          7.06          2.78          2,721.45
1994                              459.27           790.53        - 1.54          2.42          2,757.25
1995                              615.93         1,060.18         34.11          2.24          3,780.58
1996                              740.74         1,274.97         20.26          1.90          4,632.91

---------------------
* Source: Standard & Poor's. The Year-End Index Value for 1959 was $59.89. Yields are obtained by dividing the aggregate cash dividends by the aggregate market value of the stocks in the index at the beginning of the period, assuming no reinvestment of dividends.

** Assumes that cash distributions on the securities which comprise the S&P
   500 Index are treated as reinvested in the S&P 500 Index as of the end of each month following the payment of the dividend. Because the S&P 500 Trust is sold to the public at net asset value plus the applicable sales charge and the expenses of such Trust are deducted before making distributions to Unitholders, investment in such Trust would have resulted in investment performance to Unitholders somewhat reduced from that reflected in the above table. In addition certain Unitholders may not elect to purchase additional Units pursuant to the S&P 500 Trust's reinvestment plan, and to that extent cash distributions representing dividends on the index stocks may not be reinvested in other index stocks.

The weightings of stocks in the S&P 500 Index are primarily based on each stock's relative total market value; that is, its market price per share times the number of shares outstanding. The S&P 500 Index currently represents over 70% of the total market capitalization of stocks traded in the United States. Stocks are generally selected for the portfolio in the order of their weightings in the S&P 500 Index, beginning with the heaviest-weighted stocks. It is anticipated that at the end of the Initial Adjustment Period, the percentage of the S&P 500 Trust's assets invested in each stock will be approximately the same as the percentage it represents in the S&P 500 Index.

The S&P 500 Trust has entered into a license agreement with Standard & Poor's (the "License Agreement"), under which such Trust is granted licenses to use the trademark and tradename "S&P 500" and other trademarks and tradenames, to the extent the Sponsor deems appropriate and desirable under federal and state securities laws to indicate the source of the index as a basis for determining the composition of such Trust's portfolio. As consideration for the grant of the license, the S&P 500 Trust will pay to Standard & Poor's an annual fee equal to .02% of the average net asset value of such Trust (or, if greater, $10,000). The License Agreement permits the S&P 500 Trust to substitute another index for the S&P 500 Index in the event that Standard & Poor's ceases to compile and publish that index. In addition, if the index ceases to be compiled or made available or the anticipated correlation between the S&P 500 Trust and the index is not maintained, the Sponsor may direct that such Trust continue to be operated using the S&P 500 Index as it existed on the last date on which it was available or may direct that the Trust Agreement be terminated (see "Administration of the Trusts-Amendment and Termination").

Neither the S&P 500 Trust nor the Unitholders are entitled to any rights whatsoever under the foregoing licensing arrangements or to use any of the covered trademarks or to use the S&P 500 Index, except as specifically described herein or as may be specified in the Trust Agreement.

The S&P 500 Trust is not sponsored, endorsed, sold or promoted by Standard & Poor's ("S&P"). S&P makes no representation or warranty, express or implied, to the owners of such Trust or any member of the public regarding the advisability of investing in securities generally or in such Trust particularly or the ability of the S&P 500 Index to track general stock market performance. S&P's only relationship to the Licensee is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index which is determined, composed and calculated by S&P without regard to the Licensee or the S&P 500 Trust. S&P has no obligation to take the needs of the Licensee or the owners of the S&P 500 Trust into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the prices and amount of the S&P 500 Trust or the timing of the issuance or sale of such Trust or in the determination or calculation of the equation by which such Trust is to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the S&P 500 Trust.

S&P does not guarantee the accuracy and/or the completeness of the S&P 500 Index or any data included therein and S&P shall have no liability for any errors, omissions, or interruptions therein. S&P makes no warranty, express or implied, as to results to be obtained by the Sponsor, the S&P 500 Trust, any person or any entity from the use of the S&P 500 Index or any data included therein. S&P makes no express or implied warranties, and expressly disclaims all warranties of merchantability or fitness for a particular purpose or use, with respect to the S&P 500 Index or any data included therein. Without limiting any of the foregoing, in no event shall S&P have any liability for any special, punitive, indirect, or consequential damages (including lost profits), even if notified of the possibility of such damages. "Standard & Poor's(R)", "S&P(R)", "S&P 500(R)", "Standard &
Poor's 500", and "500" are trademarks of The McGraw-Hill Companies, Inc.
and have been licensed for use by the S&P 500 Trust. The S&P 500 Trust is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in such Trust.

RISK FACTORS

General. An investment in Units of a Trust should be made with an understanding of the risks inherent in an investment in equity securities, including the risk that the financial condition of issuers of the Securities may become impaired or that the general condition of the stock market may worsen (both of which may contribute directly to a decrease in the value of the Securities and thus, in the value of the Units) or the risk that holders of common stock have a right to receive payments from the issuers of those stocks that is generally inferior to that of creditors of, or holders of debt obligations issued by, the issuers and that the rights of holders of common stock generally rank inferior to the rights of holders of preferred stock. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises.

Because the Nasdaq-100 Index generally includes a concentration of technology and technology-related companies, an investment in Units of the Nasdaq-100 Trust should be made with an understanding of the characteristics of the technology industry and the risks which such an investment may entail. Technology companies generally include companies involved in the development, design, manufacture and sale of computers, computer related equipment, computer networks, communications systems, telecommunications products, semiconductors, electronic products, and other related products, systems and services. The market for technology products is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond timely to compete in the rapidly developing marketplace.

Based on trading history of common stock, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unitholder to redeem Units at a price equal to or greater than the original price paid for such Units.

Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.

Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology.

Certain issuers of the Securities may derive a significant amount of business in foreign markets. Many countries, especially emerging market countries, have regulatory requirements that differ from U.S. requirements and are characterized by less developed and more volatile economies. International sales and operations are subject to certain risks, including unexpected changes in regulatory environments, exchange rates, tariffs and other barriers, political and economic instability and potentially adverse tax consequences. All of these factors could have a material adverse impact on the financial condition of certain issuers.

Certain Investment Considerations. Holders of common stock incur more risk than the holders of preferred stocks and debt obligations because common stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stock issued by the issuer. Holders of common stock of the type held by the Trusts have a right to receive dividends only when and if, and in the amounts, declared by the issuer's Board of Directors and to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. By contrast, holders of preferred stock have the right to receive dividends at a fixed rate when and as declared by the issuer's Board of Directors, normally on a cumulative basis, but do not participate in other amounts available for distribution by the issuing corporation. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stocks are also entitled to rights on liquidation which are senior to those of common stocks. Moreover, common stocks do not represent an obligation of the issuer and therefore do not offer any assurance of income or provide the degree of protection of capital debt securities. Indeed, the issuance of debt securities or even preferred stock will create prior claims for payment of principal, interest, liquidation preferences and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Further, unlike debt securities which typically have a stated principal amount payable at maturity (whose value, however, will be subject to market fluctuations prior thereto), common stocks have neither a fixed principal amount nor a maturity and have values which are subject to market fluctuations for as long as the stocks remain outstanding. The value of the Securities in the portfolios thus may be expected to fluctuate over the entire life of a Trust to values higher or lower than those prevailing on the Initial Date of Deposit.

Whether or not the Securities are listed on a national securities exchange, the principal trading market for the Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Securities may depend on whether dealers will make a market in the Securities. There can be no assurance that a market will be made for any of the Securities, that any market for the Securities will be maintained or of the liquidity of the Securities in any markets made. In addition, a Trust is restricted under the Investment Company Act of 1940 from selling Securities to the Sponsor. The price at which the Securities may be sold to meet redemptions and the value of a Trust will be adversely affected if trading markets for the Securities are limited or absent.

The Trust Agreement authorizes the Sponsor to increase the size of a Trust and the number of Units thereof by the deposit of additional Securities, or cash (including a letter of credit) with instructions to purchase additional Securities, in such Trust and the issuance of a corresponding number of additional Units. If the Sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the cash deposit and the purchase of the Securities and because a Trust will pay the associated brokerage fees. To minimize this effect, the Trusts will attempt to purchase the Securities as close to the Evaluation Time or as close to the evaluation prices as possible.

Litigation and Legislation. From time to time Congress considers proposals to reduce the rate of the dividends-received deduction. Enactment into law of a proposal to reduce the rate would adversely affect the after-tax return to investors who can take advantage of the deduction. Unitholders are urged to consult their own tax advisers. Further, at any time after the Initial Date of Deposit, litigation may be initiated on a variety of grounds, or legislation may be enacted with respect to the Securities in a Trust or the issuers of the Securities. There can be no assurance that future litigation or legislation will not have a material adverse effect on the Trust or will not impair the ability of issuers to achieve their business goals.

FEDERAL TAX STATUS

Each Trust has elected and intends to qualify on a continuing basis for special federal income tax treatment as a "regulated investment company" under the Internal Revenue Code of 1986, as amended (the "Code"). If a Trust so qualifies and timely distributes to Unitholders 90% or more of its taxable income (without regard to its net capital gain, i. e., the excess of its net long-term capital gain over its net short-term capital loss), it will not be subject to federal income tax on the portion of its taxable income (including any net capital gain) that it distributes to Unitholders. In addition, to the extent a Trust timely distributes to Unitholders at least 98% of its taxable income (including any net capital gain), it will not be subject to the 4% excise tax on certain undistributed income of "regulated investment companies." Because the Trusts intend to timely distribute its taxable income (including any net capital gain), it is anticipated that the Trusts will not be subject to federal income tax or the excise tax. Although all or a portion of a Trust's taxable income (including any net capital gain) for the taxable year may be distributed to Unitholders shortly after the end of the calendar year, such a distribution will be treated for federal income tax purposes as having been received by Unitholders during the calendar year just ended.

Distributions to Unitholders of a Trust's taxable income (other than its net capital gain) will be taxable as ordinary income to Unitholders. To the extent that distributions to a Unitholder in any year exceed a Trust's current and accumulated earnings and profits, they will be treated as a return of capital and will reduce the Unitholder's basis in his Units and, to the extent that they exceed his basis, will be treated as a gain from the sale of his Units as discussed below.

Distributions of a Trust's net capital gain which are properly designated as capital gain dividends by such Trust will be taxable to Unitholders as long-term capital gain, regardless of the length of time the Units have been held by a Unitholder. A Unitholder may recognize a taxable gain or loss if the Unitholder sells or redeems his Units. Any gain or loss arising from (or treated as arising from) the sale or redemption of Units will generally be a capital gain or loss, except in the case of a dealer or a financial institution. For taxpayers other than corporations, net capital gains are presently subject to a maximum stated marginal tax rate of 28%. However, it should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed. A capital loss is long-term if the asset is held for more than one year and short-term if held for one year or less. If a Unitholder holds Units for six months or less and subsequently sells such Units at a loss, the loss will be treated as a long-term capital loss to the extent that any long-term capital gain distribution is made with respect to such Units during the six-month period or less that the Unitholder owns the Units.

The Revenue Reconciliation Act of 1993 (the "Act") raised tax rates on ordinary income while capital gains remain subject to a 28% maximum stated rate for taxpayers other than corporations. Because some or all capital gains are taxed at a comparatively lower rate under the Act, the Act includes a provision that recharacterizes capital gains as ordinary income in the case of certain financial transactions that are "conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

Distributions which are taxable as ordinary income to Unitholders will constitute dividends for federal income tax purposes. When Units are held by corporate Unitholders, Trust distributions may qualify for the 70% dividends-received deduction, subject to the limitations otherwise applicable to the availability of the deduction, to the extent the distribution is attributable to dividends received by a Trust from United States corporations (other than real estate investment trusts) and is designated by such Trust as being eligible for such deduction. To the extent dividends received by a Trust are attributable to foreign corporations, a corporation that owns Units will not be entitled to the dividends-received deduction with respect to its pro rata portion of such dividends, since the dividends-received deduction is generally available only with respect to dividends paid by domestic corporations. Each Trust will provide each Unitholder with information annually concerning what part of Trust distributions are eligible for the dividends-received deduction.

Under the Code, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses, will be deductible by individuals only to the extent they exceed 2% of adjusted gross income. Miscellaneous itemized deductions subject to this limitation under present law do not include expenses incurred by a Trust so long as the Units are held by or for 500 or more persons at all times during the taxable year or another exception is met. In the event the Units are held by fewer than 500 persons, additional taxable income may be realized by the individual (and other noncorporate) Unitholders in excess of the distributions received by a Trust.

Distributions reinvested into additional Units of a Trust will be taxed to a Unitholder in the manner described above (i. e., as ordinary income, long-term capital gain or as a return of capital).

Each Unitholder will be requested to provide the Unitholder's taxpayer identification number to the Trustee and to certify that the Unitholder has not been notified that payments to the Unitholder are subject to back- up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by a Trust to such Unitholder (including amounts received upon the redemption of Units) will be subject to back-up withholding. Distributions by a Trust will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons. Such persons should consult their tax advisers.

The federal tax status of each year's distributions will be reported to Unitholders and to the Internal Revenue Service. The foregoing discussion relates only to the federal income tax status of the Trusts and to the tax treatment of distributions by the Trusts to United States Unitholders. Distributions by a Trust will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons. Such persons should consult their tax advisers. Units in a Trust and Trust distributions may also be subject to state and local taxation and Unitholders should consult their own tax advisers in this regard.

Unitholders desiring to purchase Units for tax-deferred plans and IRAs should consult their broker-dealers for details on establishing such accounts.
Units may also be purchased by persons who already have self-directed plans established.

PUBLIC OFFERING OF UNITS

PUBLIC OFFERING PRICE. During the initial offering period, Units of the Trusts are offered at the Public Offering Price (which is based on the aggregate underlying value of the Securities in a Trust and includes a sales charge of 4.9% of the Public Offering Price which charge is equivalent to 5.152% of the net amount invested) plus a pro rata share of any accumulated dividends in the Income Account of a Trust. In the secondary market, Units are offered at the Public Offering Price (which is based on the aggregate underlying value of the Securities in a Trust and includes a sales charge of 4.9% of the Public Offering Price which charge is equivalent to 5.152% of the net amount invested) plus a pro rata share of any accumulated dividends in the Income Account of a Trust. Such underlying value shall also include the proportionate share of any undistributed cash held in the Capital Account of the related Trust.

The sales charge per Unit of a Trust in both the primary and secondary market will be reduced pursuant to the following graduated schedule:

                             PERCENT OF         PERCENT OF NET
NUMBER OF UNITS*           OFFERING PRICE       AMOUNT INVESTED
-----------------          --------------       ---------------
Less than 10,000                 4.9%                 5.152%
10,000-24,999                    4.5                  4.712
25,000-49,999                    4.3                  4.493
50,000-99,999                    3.5                  3.627
100,000 or more                  3.0                  3.093

-----------------

* The breakpoint sales charges are also applied on a dollar basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor.

An investor may aggregate purchases of Units of the Trusts for purposes of qualifying for the volume purchase discounts listed above. The reduced sales charge structure will apply on all purchases of Units in the Trusts by the same person on any one day from any one dealer. Additionally, Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser under 21 years of age will be deemed, for purposes of calculating the applicable sales charge, to be additional purchases by the purchaser. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account.

Units may be purchased in the primary or secondary market at the Public Offering Price less the concession the Sponsor typically allows to dealers and other selling agents for purchases (see "Public Distribution of Units" below) by officers, directors and employees of the Sponsor and its affiliates and registered representatives of selling firms and by investors who purchase Units through registered investment advisers, certified financial planners or registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed.

Unitholders of any series of the Trusts or any series of Defined Growth Strategy 5 and Defined Growth Strategy 10 may utilize their redemption or termination proceeds to purchase Units of the Trusts subject to a reduced sales charge of 3% of the Public Offering Price (3.093% of the net amount invested).

Unitholders of unaffiliated unit investment trusts having an investment strategy similar to the investment strategy of the Trusts may utilize proceeds received upon termination or upon redemption immediately preceding termination of such unaffiliated trust to purchase Units of the Trusts subject to a reduced sales charge of 3% of the Public Offering Price (3.093% of the net amount invested).

As indicated above, the initial Public Offering Price of the Units was established by dividing the aggregate underlying value of the Securities by the number of Units outstanding. Such underlying value shall include the proportionate share of any cash held in the Capital Account. Such price determination as of the opening of business on the Initial Date of Deposit was made on the basis of an evaluation of the Securities in a Trust prepared by the Trustee. After the opening of business on the Initial Date of Deposit, the Evaluator will appraise or cause to be appraised daily the value of the underlying Securities as of the Evaluation Time on days the New York Stock Exchange is open and will adjust the Public Offering Price of the Units commensurate with such valuation. Such Public Offering Price will be effective for all orders received at or prior to the close of trading on the New York Stock Exchange on each such day. Orders received by the Trustee, Sponsor or any dealer for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price.

The value of the Securities is determined on each business day by the Evaluator based on the closing sale prices on a national securities exchange or The Nasdaq National Market or by taking into account the same factors referred to under "Redemption-Computation of Redemption Price."

The minimum purchase in both the primary and secondary markets is 100 Units.

PUBLIC DISTRIBUTION OF UNITS. During the initial offering period, Units of the Trusts will be distributed to the public at the Public Offering Price thereof. Upon the completion of the initial offering, Units which remain unsold or which may be acquired in the secondary market (see "Market for Units") may be offered at the Public Offering Price determined in the manner provided above.

The Sponsor intends to qualify Units of the Trusts for sale in a number of states. Units will be sold through dealers who are members of the National Association of Securities Dealers, Inc. and through others. Sales may be made to or through dealers at prices which represent discounts from the Public Offering Price as set forth below. Certain commercial banks are making Units of the Trusts available to their customers on an agency basis.
A portion of the sales charge paid by their customers is retained by or remitted to the banks in the amounts shown below. Under the Glass-Steagall Act, banks are prohibited from underwriting Trust Units; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have indicated that these particular agency transactions are permitted under such Act. In addition, state securities laws on this issue may differ from the interpretations of federal law expressed herein and banks and financial institutions may be required to register as dealers pursuant to state law. The Sponsor reserves the right to change the discounts set forth below from time to time. In addition to such discounts, the Sponsor may, from time to time, pay or allow an additional discount, in the form of cash or other compensation, to dealers employing registered representatives who sell, during a specified time period, a minimum dollar amount of Units of the Trusts and other unit investment trusts underwritten by the Sponsor. At various times the Sponsor may implement programs under which the sales force of a broker or dealer may be eligible to win nominal awards for certain sales efforts, or under which the Sponsor will reallow to any such broker or dealer that sponsors sales contests or recognition programs conforming to criteria established by the Sponsor, or participates in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying brokers or dealers for certain services or activities which are primarily intended to result in sales of Units of the Trusts. Such payments are made by the Sponsor out of its own assets, and not out of the assets of the Trust. These programs will not change the price Unitholders pay for their Units or the amount that a Trust will receive from the Units sold. The difference between the discount and the sales charge will be retained by the Sponsor.

                                                           PRIMARY MARKET
                                                         FIRM SALES OR SALE
                                   REGULAR                  ARRANGEMENTS
                                CONCESSION OR          (VOLUME CONCESSIONS IN
                                   AGENCY                    $1,000$)**
NUMBER OF UNITS*                 COMMISSION           $500-$999     $1,000 OR MORE
----------------------------    -------------         ----------    --------------
Less than 10,000                    3.60%               3.80%            4.00%
10,000 but less than 25,000         3.30                3.50             3.60
25,000 but less than 50,000         3.20                3.40             3.50
50,000 but less than 100,000        2.50                2.60             2.70
100,000 or more                     2.00                2.10             2.20

-----------------------------

* The breakpoint discounts are also applied on a dollar basis utilizing a breakpoint equivalent in the above table of $10 per Unit.

** Volume concessions of up to the amount shown can be earned as a marketing allowance at the discretion of the Sponsor during the initial one month period after the Initial Date of Deposit by firms who reach cumulative firm sales arrangement levels of at least $500,000. After a firm has met the minimum $500,000 volume level, volume concessions may be given on all trades originated from or by that firm, including those placed prior to reaching the $500,000 level, and may continue to be given during the entire initial offering period. Firm sales of any combination of the Trusts issued may be combined for the purposes of achieving the volume discount. Only sales through Ranson qualify for volume discounts and secondary purchases do not apply. Ranson & Associates reserves the right to modify or change those parameters at any time and make the determination of which firms qualify for the marketing allowance and the amount paid.

The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units.

SPONSOR PROFITS. The Sponsor will receive gross sales charges equal to the percentage of the Public Offering Price of the Units of each Trust as stated under "Public Offering Price." In addition, the Sponsor may realize a profit (or sustain a loss) as of the Initial Date of Deposit resulting from the difference between the purchase prices of the Securities to the Sponsor and the cost of such Securities to each Trust, which is based on the evaluation of the Securities on the Initial Date of Deposit. Thereafter, on subsequent deposits the Sponsor may realize profits or sustain losses from such deposits. See "Portfolios." The Sponsor may realize additional profits or losses during the initial offering period on unsold Units as a result of changes in the daily market value of the Securities in a Trust.

MARKET FOR UNITS

After the initial offering period, while not obligated to do so, the Sponsor intends to, subject to change at any time, maintain a market for Units of the Trusts offered hereby and to continuously offer to purchase said Units at prices, determined by the Evaluator, based on the value of the underlying Securities. Unitholders who wish to dispose of their Units should inquire of their broker as to current market prices in order to determine whether there is in existence any price in excess of the Redemption Price and, if so, the amount thereof. The offering price of any Units resold by the Sponsor will be in accord with that described in the currently effective prospectus describing such Units. Any profit or loss resulting from the resale of such Units will belong to the Sponsor. The Sponsor may suspend or discontinue purchases of Units of a Trust if the supply of Units exceeds demand, or for other business reasons.

REDEMPTION

GENERAL. A Unitholder who does not dispose of Units in the secondary market described above may cause Units to be redeemed by the Trustee by making a written request to the Trustee at its Unit Investment Trust Division office in the city of New York and, in the case of Units evidenced by a certificate, by tendering such certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer in form satisfactory to the Trustee. Unitholders must sign the request, and such certificate or transfer instrument, exactly as their names appear on the records of the Trustee and on any certificate representing the Units to be redeemed. If the amount of the redemption is $500 or less and the proceeds are payable to the Unitholder(s) of record at the address of record, no signature guarantee is necessary for redemptions by individual account owners (including joint owners). Additional documentation may be requested, and a signature guarantee is always required, from corporations, executors, administrators, trustees, guardians or associations. The signatures must be guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee. A certificate should only be sent by registered or certified mail for the protection of the Unitholder. Since tender of the certificate is required for redemption when one has been issued, Units represented by a certificate cannot be redeemed until the certificate representing such Units has been received by the purchasers.

Redemption shall be made by the Trustee on the third business day following the day on which a tender for redemption is received (the "Redemption Date") by payment of cash equivalent to the Redemption Price for a Trust, determined as set forth below under "Computation of Redemption Price," as of the Evaluation Time stated under "Essential Information," next following such tender, multiplied by the number of Units being redeemed. Any Units redeemed shall be canceled and any undivided fractional interest in the related Trust extinguished. The price received upon redemption might be more or less than the amount paid by the Unitholder depending on the value of the Securities in a Trust at the time of redemption.

Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unitholder only when filing a tax return. Under normal circumstances the Trustee obtains the Unitholder's tax identification number from the selling broker. However, any time a Unitholder elects to tender Units for redemption, such Unitholder should make sure that the Trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the Trustee has not been previously provided such number, one must be provided at the time redemption is requested.

Any amounts paid on redemption representing unpaid dividends shall be withdrawn from the Income Account of a Trust to the extent that funds are available for such purpose. All other amounts paid on redemption shall be withdrawn from the Capital Account for such Trust. The Trustee is empowered to sell Securities for a Trust in order to make funds available for the redemption of Units of such Trust. Such sale may be required when Securities would not otherwise be sold and might result in lower prices than might otherwise be realized.

To the extent that Securities are sold, the size and diversity of a Trust will be reduced but each remaining Unit will continue to represent approximately the same proportional interest in each Security. Sales may be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities in the portfolio at the time of redemption.

The right of redemption may be suspended and payment postponed (1) for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or during which (as determined by the Securities and Exchange Commission) trading on the New York Stock Exchange is restricted; (2) for any period during which an emergency exists as a result of which disposal by the Trustee of Securities is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the underlying Securities in accordance with the Trust Agreement; or (3) for such other period as the Securities and Exchange Commission may by order permit. The Trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

COMPUTATION OF REDEMPTION PRICE. The Redemption Price per Unit (as well as the secondary market Public Offering Price) will generally be determined on the basis of the last sale price of the Securities in a Trust. On the Initial Date of Deposit, the Public Offering Price per Unit (which includes the sales charge) exceeded the value at which Units could have been redeemed by the amount shown under "Essential Information." The Redemption Price per Unit is the pro rata share of each Unit in a Trust determined on the basis of
(i) the cash on hand in such Trust or moneys in the process of being collected and (ii) the value of the Securities in such Trust less (a) amounts representing taxes or other governmental charges payable out of such Trust,
(b) any amount owing to the Trustee for its advances and (c) the accrued expenses of such Trust. The Evaluator may determine the value of the Securities in a Trust in the following manner: if the Security is listed on a national securities exchange or the Nasdaq National Market, the evaluation will generally be based on the last sale price on the exchange or Nasdaq (unless the Evaluator deems the price inappropriate as a basis for evaluation). If the Security is not so listed or, if so listed and the principal market for the Security is other than on the exchange or Nasdaq, the evaluation will generally be made by the Evaluator in good faith based on the last bid price on the over-the-counter market (unless the Evaluator deems such price inappropriate as a basis for evaluation) or, if a bid price is not available, (1) on the basis of the current bid price for comparable securities, (2) by the Evaluator's appraising the value of the Securities in good faith at the bid side of the market or (3) by any combination thereof. See "Public Offering of Units-Public Offering Price."

RETIREMENT PLANS

The Trusts may be well suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other qualified retirement plans. Generally, capital gains and income received under each of the foregoing plans are deferred from Federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special income averaging or tax-deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. The Trusts will waive the $1,000 minimum investment requirement for IRA accounts. The minimum investment is $250 for tax-deferred plans such as IRA accounts. Fees and charges with respect to such plans may vary.

The Trustee has agreed to act as custodian for certain retirement plan accounts. An annual fee of $12.00 per account, if not paid separately, will be assessed by the Trustee and paid through the liquidation of shares of the reinvestment account. An individual wishing the Trustee to act as custodian must complete a Ranson UIT/IRA application and forward it along with a check made payable to The Bank of New York. Certificates for Individual Retirement Accounts cannot be issued.

UNITHOLDERS

OWNERSHIP OF UNITS. Ownership of Units of the Trusts will not be evidenced by certificates unless a Unitholder, the Unitholder's registered broker/dealer or the clearing agent for such broker/dealer makes a written request to the Trustee. Units are transferable by making a written request to the Trustee and, in the case of Units evidenced by a certificate, by presenting and surrendering such certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer which should be sent by registered or certified mail for the protection of the Unitholder. Unitholders must sign such written request, and such certificate or transfer instrument, exactly as their names appear on the records of the Trustee and on any certificate representing the Units to be transferred.
Such signatures must be guaranteed as stated under "Redemption-General."

Units may be purchased and certificates, if requested, will be issued in denominations of one Unit or any multiple thereof, subject to the minimum investment requirement of 100 Units or $1,000. Fractions of Units, if any, will be computed to three decimal places. Any certificate issued will be numbered serially for identification, issued in fully registered form and will be transferable only on the books of the Trustee. The Trustee may require a Unitholder to pay a reasonable fee, to be determined in the sole discretion of the Trustee, for each certificate re-issued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. The Trustee at the present time does not intend to charge for the normal transfer or interchange of certificates. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity (generally amounting to 3% of the market value of the Units), affidavit of loss, evidence of ownership and payment of expenses incurred.

DISTRIBUTIONS TO UNITHOLDERS. Income received by a Trust is credited by the Trustee to the Income Account of such Trust. Other receipts are credited to the Capital Account of a Trust. Income received by a Trust will be distributed on or shortly after the 15th day of January, April, July and October of each year on a pro rata basis to Unitholders of record as of the preceding record date (which will be the first day of the related month).

All distributions will be net of applicable expenses. There is no assurance that any actual distributions will be made since all dividends received may be used to pay expenses. In addition, amounts from the Capital Account of a Trust, if any, will be distributed at least annually to the Unitholders then of record. Proceeds received from the disposition of any of the Securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date applicable to the Capital Account. The Trustee shall be required to make a distribution from the Capital Account if the cash balance on deposit therein available for distribution shall be sufficient to distribute at least $1.00 per 100 Units. The Trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds). The Trustee is authorized to reinvest any funds held in the Capital or Income Accounts, pending distribution, in U.S. Treasury obligations which mature on or before the next applicable distribution date. Any obligations so acquired must be held until they mature and proceeds therefrom may not be reinvested.

The distribution to the Unitholders as of each record date will be made on the following distribution date or shortly thereafter and shall consist of an amount substantially equal to such portion of the Unitholders' pro rata share of the dividend distributions then held in the Income Account after deducting estimated expenses. Because dividends are not received by the Trust at a constant rate throughout the year, such distributions to Unitholders are expected to fluctuate. Persons who purchase Units will commence receiving distributions only after such person becomes a record owner. A person will become the owner of Units, and thereby a Unitholder of record, on the date of settlement provided payment has been received. Notification to the Trustee of the transfer of Units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker-dealer.

As of the first day of each month, the Trustee will deduct from the Income Account of a Trust and, to the extent funds are not sufficient therein, from the Capital Account of such Trust amounts necessary to pay the expenses of such Trust (as determined on the basis set forth under "Expenses of the Trusts"). The Trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of a Trust. Amounts so withdrawn shall not be considered a part of a Trust's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the Trustee may withdraw from the Income and Capital Accounts of a Trust such amounts as may be necessary to cover redemptions of Units.

DISTRIBUTION REINVESTMENT. Unitholders may elect to have distributions of capital (including capital gains, if any) or dividends or both automatically invested into additional Units of a Trust without a sales charge. In addition, Unitholders may elect to have distributions of capital (including capital gains, if any) or dividends or both automatically invested without charge in shares of any one of several front-end load mutual funds underwritten or advised by Zurich Kemper Investments, Inc. at net asset value if such funds are registered in such Unitholder's state of residence, other than those mutual funds sold with a contingent deferred sales charge. Since the portfolio securities and investment objectives of such Zurich Kemper-advised mutual funds generally will differ significantly from those of the Trusts, Unitholders should carefully consider the consequences before selecting such mutual funds for reinvestment. Detailed information with respect to the investment objectives and the management of such mutual funds is contained in their respective prospectuses, which can be obtained from the Sponsor upon request. An investor should read the prospectus of the reinvestment fund selected prior to making the election to reinvest. Unitholders who desire to have such distributions automatically reinvested should inform their broker at the time of purchase or should file with the Program Agent referred to below a written notice of election.

Unitholders who are receiving distributions in cash may elect to participate in distribution reinvestment by filing with the Program Agent an election to have such distributions reinvested without charge. Such election must be received by the Program Agent at least ten days prior to the Record Date applicable to any distribution in order to be in effect for such Record Date. Any such election shall remain in effect until a subsequent notice is received by the Program Agent. See "Unitholders-Distributions to Unitholders."

The Program Agent is The Bank of New York. All inquiries concerning participating in distribution reinvestment should be directed to The Bank of New York at its Unit Investment Trust Division office.

STATEMENTS TO UNITHOLDERS. With each distribution, the Trustee will furnish or cause to be furnished to each Unitholder a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per Unit.

The accounts of each Trust are required to be audited annually, at the related Trust's expense, by independent public accountants designated by the Sponsor, unless the Sponsor determines that such an audit would not be in the best interest of the Unitholders of such Trust. The accountants' report will be furnished by the Trustee to any Unitholder of a Trust upon written request. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a Unitholder of a Trust a statement, covering the calendar year, setting forth for such Trust:

(A)  As to the Income Account:

     (1)  Income received;

     (2) Deductions for applicable taxes and for fees and expenses of such Trust and for redemptions of Units, if any; and

     (3) The balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; and

(B)  As to the Capital Account:

     (1) The dates of disposition of any Securities and the net proceeds received therefrom;

     (2) Deductions for payment of applicable taxes and fees and expenses of such Trust held for distribution to Unitholders of record as of a date prior to the determination; and

     (3) The balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; and

(C)  The following information:

     (1) A list of the Securities as of the last business day of such calendar year;

     (2) The number of Units outstanding on the last business day of such calendar year;

     (3) The Redemption Price based on the last evaluation made during such calendar year;

     (4) The amount actually distributed during such calendar year from the Income and Capital Accounts separately stated, expressed both as total dollar amounts and as dollar amounts per Unit outstanding on the Record Dates for each such distribution.

RIGHTS OF UNITHOLDERS. A Unitholder may at any time tender Units to the Trustee for redemption. The death or incapacity of any Unitholder will not operate to terminate a Trust nor entitle legal representatives or heirs to claim an accounting or to bring any action or proceeding in any court for partition or winding up of such Trust.

No Unitholder shall have the right to control the operation and management of a Trust in any manner, except to vote with respect to the amendment of the Trust Agreement or termination of such Trust.

INVESTMENT SUPERVISION

Each Trust is a unit investment trust and is not an "actively managed" fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analyses. The portfolio of a Trust, however, will not be actively managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its securities from the portfolio.

As a general rule, the only purchases and sales that will be made with respect to a Trust's portfolio will be those necessary to maintain, to the extent feasible, a portfolio which reflects the current components of the related stock index, taking into consideration redemptions, sales of additional Units and the other adjustments referred to elsewhere in this prospectus. See "Trust Portfolios." Such purchases and sales will be made in accordance with the computer program utilized to maintain the related portfolio, the Trust Agreement and procedures to be specified by the Sponsor. The Sponsor may direct the Trustee to dispose of Securities and either to acquire other Securities through the use of the proceeds of such disposition in order to make changes in a portfolio or to distribute the proceeds of such disposition to Unitholders (i) as necessary to reflect any additions to or deletions from the related stock index, (ii) as may be necessary to establish a closer correlation between a Trust portfolio and the related stock index or
(iii) as may be required for purposes of distributing to Unitholders, when required, their pro rata share of any net realized capital gains or as the Sponsor may otherwise determine. As a policy matter, the Sponsor currently intends to direct the Trustee to acquire round lots of shares of the Securities rather than odd lot amounts. Any funds not used to acquire round lots will be held for future purchases of shares, for redemptions of Units or for distributions to Unitholders. In the event the Trustee receives any securities or other properties relating to the Securities (other than normal dividends) acquired in exchange for Securities such as those acquired in connection with a reorganization, recapitalization, merger or other transaction, the Trustee is directed to sell such securities or other property and reinvest the proceeds in shares of the Security for which such securities or other property relates, or if such Security is thereafter removed from the related stock index, in any new security which is added as a component of such index. In addition, the Sponsor will instruct the Trustee to dispose of certain Securities and to take such further action as may be needed from time to time to ensure that a Trust continues to satisfy the qualifications of a regulated investment company, including the requirements with respect to diversification under Section 851 of the Internal Revenue Code, and as may be needed from time to time to avoid the imposition of any excise tax on such Trust as a regulated investment company.

Proceeds from the sale of Securities (or any securities or other property received by a Trust in exchange for Securities) are credited to the Capital Account for distribution to Unitholders or to meet redemptions. Except as stated under "The Trust Funds" for failed securities and as provided herein, the acquisition by a Trust of any securities other than the Securities is prohibited. The Trustee may sell Securities, designated by the Sponsor, from a Trust for the purpose of redeeming Units of such Trust tendered for redemption and the payment of expenses.

ADMINISTRATION OF THE TRUSTS

THE TRUSTEE. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its Unit Investment Trust Division offices at 101 Barclay Street, New York, New York 10286, telephone 1-800-701-8178. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The Trustee, whose duties are ministerial in nature, has not participated in selecting the portfolios of the Trusts. For information relating to the responsibilities of the Trustee under the Trust Agreement, reference is made to the material set forth under "Unitholders."

In accordance with the Trust Agreement, the Trustee shall keep records of all transactions at its office. Such records shall include the name and address of, and the number of Units held by, every Unitholder of a Trust. Such books and records shall be open to inspection by any Unitholder at all reasonable times during usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The Trustee shall keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during usual business hours by any Unitholder, together with a current list of the Securities held in each Trust. Pursuant to the Trust Agreement, the Trustee may employ one or more agents for the purpose of custody and safeguarding of Securities comprising a Trust.

Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of the trust created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor.

The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may at any time remove the Trustee, with or without cause, and appoint a successor trustee as provided in the Trust Agreement. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original Trustee shall vest in the successor. The Trustee must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

THE SPONSOR. Ranson & Associates, Inc., the Sponsor of the Trusts, is an investment banking firm created in 1995 by a number of former owners and employees of Ranson Capital Corporation. On November 26, 1996, Ranson & Associates, Inc. purchased all existing unit investment trusts sponsored by EVEREN Securities, Inc. Accordingly, Ranson & Associates is the successor sponsor to unit investment trusts formerly sponsored by EVEREN Unit Investment Trusts, a service of EVEREN Securities, Inc. Ranson & Associates, is also the sponsor and successor sponsor of Series of The Kansas Tax-Exempt Trust and Multi-State Series of The Ranson Municipal Trust. Ranson & Associates, Inc. is the successor to a series of companies, of first of which was originally organized in Kansas in 1935. During its history, Ranson & Associates, Inc. and its predecessors have been active in public and corporate finance and have sold bonds and unit investment trusts and maintained secondary market activities relating thereto. At present, Ranson & Associates, Inc., which is a member of the National Association of Securities Dealers, Inc., is the Sponsor to each of the above-named unit investment trusts and serves as the financial advisor and as an underwriter for Kansas municipalities. The Sponsor's offices are located at 250 North Rock Road, Suite 150, Wichita, Kansas 67206-2241.

If at any time the Sponsor shall fail to perform any of its duties under the Trust Agreement or shall become incapable of acting or shall be adjudged a bankrupt or insolvent or shall have its affairs taken over by public authorities, then the Trustee may (a) appoint a successor sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the Securities and Exchange Commission, or (b) terminate the Trust Agreement and liquidate the Trusts as provided therein, or (c) continue to act as Trustee without terminating the Trust Agreement.

The foregoing financial information with regard to the Sponsor relates to the Sponsor only and not to the Trusts. Such information is included in this Prospectus only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations with respect to the Trusts. More comprehensive financial information can be obtained upon request from the Sponsor.

THE EVALUATOR. Ranson & Associates, Inc., the Sponsor, also serves as Evaluator. The Evaluator may resign or be removed by the Trustee in which event the Trustee is to use its best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon acceptance of appointment by the successor evaluator. If upon resignation of the Evaluator no successor has accepted appointment within thirty days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such registration or removal and appointment shall be mailed by the Trustee to each Unitholder.

AMENDMENT AND TERMINATION. The Trust Agreement may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders: (1) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent; (2) to change any provision thereof as may be required by the Securities and Exchange Commission or any successor governmental agency; or (3) to make such provisions as shall not adversely affect the interests of the Unitholders. The Trust Agreement with respect to a Trust may also be amended in any respect by the Sponsor and the Trustee, or any of the provisions thereof may be waived, with the consent of the holders of Units representing 66 2/3% of the Units then outstanding of such Trust, provided that no such amendment or waiver will reduce the interest of any Unitholder thereof without the consent of such Unitholder or reduce the percentage of Units required to consent to any such amendment or waiver without the consent of all Unitholders of such Trust. In no event shall the Trust Agreement be amended to increase the number of Units of a Trust issuable thereunder or to permit the acquisition of any Securities in addition to or in substitution for those initially deposited in such Trust, except in accordance with the provisions of the Trust Agreement. The Trustee shall promptly notify Unitholders of the substance of any such amendment.

The Trust Agreement provides that a Trust shall terminate upon the liquidation, redemption or other disposition of the last of the Securities held in such Trust but in no event is it to continue beyond the Mandatory Termination Date set forth under "Essential Information." If the value of a Trust shall be less than the applicable minimum value stated under "Essential Information" (40% of the aggregate value of the Securities-based on the value at the date of deposit of such Securities into such Trust), the Trustee may, in its discretion, and shall, when so directed by the Sponsor, terminate such Trust. A Trust may be terminated at any time by the holders of Units representing 66 2/3% of the Units thereof then outstanding. In addition, the Sponsor may terminate a Trust if the related stock index is no longer maintained.

No later than the Mandatory Termination Date set forth under "Essential Information," the Trustee will begin to sell all of the remaining underlying Securities on behalf of Unitholders in connection with the termination of the Trusts. The Sponsor has agreed to assist the Trustee in these sales. The sale proceeds will be net of any incidental expenses involved in the sales.

The Sponsor will attempt to sell the Securities as quickly as it can during the termination proceedings without in its judgment materially adversely affecting the market price of the Securities, but it is expected that all of the Securities will in any event be disposed of within a reasonable time after a Trust's termination. The Sponsor does not anticipate that the period will be longer than one month, and it could be as short as one day, depending on the liquidity of the Securities being sold. The liquidity of any Security depends on the daily trading volume of the Security and the amount that the Sponsor has available for sale on any particular day.

It is expected (but not required) that the Sponsor will generally follow the following guidelines in selling the Securities: for highly liquid Securities, the Sponsor will generally sell Securities on the first day of the Liquidation Period; for less liquid Securities, on each of the first two days of the termination proceedings, the Sponsor will generally sell any amount of any underlying Securities at a price no less than 1/2 of one point under the last closing sale price of those Securities. Thereafter, the price limit will increase to one point under the last closing sale price. After four days, the Sponsor currently intends to sell at least a fraction of the remaining underlying Securities, the numerator of which is one and the denominator of which is the total number of days remaining (including that day) in the termination proceedings without any price restrictions. Of course, no assurances can be given that the market value of the Securities will not be adversely affected during the termination proceedings.

In the event of termination of a Trust, written notice thereof will be sent by the Trustee to all Unitholders of such Trust. Within a reasonable period after termination, the Trustee will sell any Securities remaining in a Trust and, after paying all expenses and charges incurred by such Trust, will distribute to Unitholders thereof (upon surrender for cancellation of certificates for Units, if issued) their pro rata share of the balances remaining in the Income and Capital Accounts of such Trust.

The Sponsor currently intends, but is not obligated, to offer for sale units of a subsequent series of the Trusts at approximately the time of the Mandatory Termination Date. If the Sponsor does offer such units for sale, Unitholders may be given the opportunity to purchase such units at a public offering price which includes a reduced sales charge. There is, however, no assurance that units of any new series of a Trust will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all Unitholders.

LIMITATIONS ON LIABILITY. The Sponsor: The Sponsor is liable for the performance of its obligations arising from its responsibilities under the Trust Agreement, but will be under no liability to the Unitholders for taking any action or refraining from any action in good faith pursuant to the Trust Agreement or for errors in judgment, except in cases of its own gross negligence, bad faith or willful misconduct or its reckless disregard for its duties thereunder. The Sponsor shall not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any Securities.

The Trustee: The Trust Agreement provides that the Trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of moneys, Securities or certificates except by reason of its own negligence, bad faith or willful misconduct, or its reckless disregard for its duties under the Trust Agreement, nor shall the Trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the Trustee of any Securities. In the event that the Sponsor shall fail to act, the Trustee may act and shall not be liable for any such action taken by it in good faith. The Trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereof. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee.

The Evaluator: The Trustee and Unitholders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. The Trust Agreement provides that the determinations made by the Evaluator shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee or Unitholders for errors in judgment, but shall be liable for its gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the Trust Agreement.

EXPENSES OF THE TRUSTS

The Sponsor will not charge the Trusts any fees for services performed as Sponsor. The Sponsor will receive a portion of the sale commissions paid in connection with the purchase of Units and will share in profits, if any, related to the deposit of Securities in a Trust.

The Trustee receives for its services that fee set forth under "Essential Information." However, in no event shall such fee amount to less than $2,000 in any single calendar year. The Trustee's fee which is calculated monthly is based on the largest number of Units of a Trust outstanding during the calendar year for which such compensation relates. The Trustee's fees are payable monthly on or before the fifteenth day of the month from the Income Account to the extent funds are available and then from the Capital Account. The Trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Capital and Income Accounts since these Accounts are non-interest bearing and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee's compensation for its services to the Trusts is expected to result from the use of these funds.

In its capacity as Supervisor, the Sponsor will charge the Trusts a surveillance fee for services performed for the Trusts in an amount not to exceed that amount set forth in "Essential Information" but in no event will such compensation, when combined with all compensation received from other unit investment trusts for which the Sponsor both acts as sponsor and provides portfolio surveillance, exceed the aggregate cost to the Sponsor for providing such services. Such fee shall be based on the total number of Units of the related Trust outstanding as of the January record date for any annual period.

For evaluation of the Securities in a Trust, the Evaluator shall receive that fee set forth under "Essential Information", payable monthly, based upon the largest number of Units of a Trust outstanding during the calendar year for which such compensation relates.

The Trustee's fee, Supervisor's fee and Evaluator's fee are deducted from the Income Account of the related Trust to the extent funds are available and then from the Capital Account. Each such fee may be increased without approval of Unitholders by amounts not exceeding a proportionate increase in the Consumer Price Index or any equivalent index substituted therefor.

The Nasdaq-100 Trust Licensor receives an annual fee from the Nasdaq-100 Trust equal to the greater of (a) .02% of the average net asset value of such Trust computed quarterly or (b) a minimum of $7,000 during the first year of such Trust's life, $8,000 during the second year of such Trust's life and $9,000 thereafter. This fee covers the license to the Nasdaq-100 Trust of the use of various trademarks and trade names as described under "The Nasdaq-100 Index." This fee may be increased annually by the amount of the increase, if any, in the Consumer Price Index for Urban Consumers, All Items, as issued by the Bureau of Labor Statistics, U.S. Department of Labor, over the prior twelve-month period.

The S&P 500 Trust Licensor receives an annual fee from the S&P 500 Trust equal to the greater of .02% of the average net asset value of such Trust or $10,000. This fee covers the license to the S&P 500 Trust of the use of various trademarks and trade names as described under "The S&P 500 Index."

Expenses incurred in establishing each Trust, including the cost of the initial preparation of documents relating to such Trust (including the Prospectus, Trust Agreement and certificates), federal and state registration fees, the initial fees and expenses of the Trustee, legal and accounting expenses, payment of closing fees and any other out-of-pocket expenses, will be paid by such Trust (out of the Capital Account) and it is intended that such expenses be amortized over a five year period or the life of the Trust if less than five years. The following additional charges are or may be incurred by a Trust: (a) fees for the Trustee's extraordinary services; (b) expenses of the Trustee (including legal and auditing expenses, but not including any fees and expenses charged by an agent for custody and safeguarding of Securities) and of counsel, if any; (c) various governmental charges; (d) expenses and costs of any action taken by the Trustee to protect the Trust or the rights and interests of the Unitholders; (e) indemnification of the Trustee for any loss, liability or expense incurred by it in the administration of the Trust not resulting from negligence, bad faith or willful misconduct on its part or its reckless disregard for its obligations under the Trust Agreement; (f) indemnification of the Sponsor for any loss, liability or expense incurred in acting in that capacity without gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the Trust Agreement; and (g) expenditures incurred in contacting Unitholders upon termination of such Trust. The fees and expenses set forth herein are payable out of a Trust and, when owing to the Trustee, are secured by a lien on such Trust. Since the Securities are all common stocks, and the income stream produced by dividend payments, if any, is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of a Trust. If the balances in the Income and Capital Accounts are insufficient to provide for amounts payable by a Trust, the Trustee has the power to sell Securities to pay such amounts. These sales may result in capital gains or losses to Unitholders. See "Federal Tax Status." It is expected that the income stream produced by dividend payments will be insufficient to meet the expenses of the Nasdaq-100 Trust and, accordingly, it is expected that Securities will be sold to pay all of the fees and expenses of such Trust.

LEGAL OPINIONS

The legality of the Units offered hereby and certain matters relating to federal tax law have been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor.

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The statements of condition and the related portfolios at the Initial Date of Deposit included in this Prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report in the Prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

                        --------------------------

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

UNITHOLDERS
RANSON UNIT INVESTMENT TRUSTS, SERIES 55

We have audited the accompanying statements of condition and the related portfolios of Ranson Unit Investment Trusts, Series 55, as of March 6, 1997, The statements of condition and portfolios are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of a letter of credit deposited to purchase Securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ranson Unit Investment Trusts, Series 55 as of March 6, 1997, In conformity with generally accepted accounting principles.



                                          GRANT THORNTON LLP

Chicago, Illinois
March 6, 1997

RANSON UNIT INVESTMENT TRUSTS, SERIES 55

STATEMENTS OF CONDITION
AT THE OPENING OF BUSINESS ON MARCH 6 , 1997, THE INITIAL DATE OF DEPOSIT

TRUST PROPERTY

                                                       Nasdaq-100         S&P 500
                                                         Trust             Trust
                                                     -------------     -------------
Contracts to purchase Securities (1) (2)             $  __________     $  __________
Contracts to purchase Securities (1) (2)             $     374,698     $   2,498,575
Organizational costs (3)                                    36,750            36,750
Total                                                $     411,448     $   2,535,325

NUMBER OF UNITS                                             39,400           262,731

LIABILITY AND INTEREST OF UNITHOLDERS
Liability-
     Accrued organizational costs (3)                $      36,750     $      36,750
Interest of Unitholders-
     Cost to investors (4)                                 394,004         2,627,313
     Less:  Gross underwriting commission (4)               19,306           128,738
     Net interest to Unitholders (1) (2) (4)               374,698         2,498,575
         Total                                       $     411,448     $   2,535,325

--------------------
Notes:

(1) Aggregate cost of the Securities is based on the last sale price evaluations as determined by the Trustee.

(2) An irrevocable letter of credit issued by The Bank of New York or cash has been deposited with the Trustee covering the funds (aggregating $2,873,273) necessary for the purchase of the Securities in the Trusts represented by purchase contracts.

(3) Each Trust will bear all or a portion of its organizational costs, which the Sponsor intends to defer and amortize over five years or the life of each Trust if less than five years. Organizational costs have been estimated based on a projected Trust size of $25,000,000. To the extent a Trust is larger or smaller, the estimate will vary.

(4) The aggregate cost to investors includes the applicable sales charge assuming no reduction of sales charges for quantity purchases.

RANSON UNIT INVESTMENT TRUSTS, SERIES 55
NASDAQ-100 INDEX TRUST, SERIES 2

PORTFOLIO AS OF MARCH 6, 1997

                                                                                                         Theoretical
                                                                                                        Percentage (%)
  Portfolio                                                                                               of Total
     No.        Symbol          Company Name (1)                 Shares         Cost ($) (1)           Market Value (2)
  ---------    --------         ------------------             ----------      --------------          ----------------
     1           INTC           Intel Corporation                 100              14,950.00                18.83%
     2           MSFT           Microsoft Corporation             100              10,100.00                18.38%
     3           MCIC           MCI Communications Corp           100               3,612.50                 6.05%
     4           CSCO           Cisco Systems Inc                 100               5,687.50                 5.79%
     5           ORCL           Oracle Systems Corporation        100               3,975.00                 4.00%
     6           WCOM           WorldCom Inc Cl A                 100               2,487.50                 3.42%
     7           AMGN           Amgen Inc                         100               6,162.50                 2.51%
     8           DELL           Dell Computer Corporation         100               7,512.50                 2.01%
     9           SUNW           Sun Microsystems Inc              100               2,937.50                 1.65%
     10          AMAT           Applied Materials Inc             100               5,187.50                 1.44%
     11          TLAB           Tellabs Inc                       100               4,075.00                 1.18%
     12         TCOMA           Tele-Communications Inc Cl A      100               1,275.00                 1.15%
     13          ASND           Ascend Communications Inc         100               5,912.50                 1.06%
     14          PMTC           Parametric Technology Corp        100               5,300.00                 1.04%
     15          RWIN           Republic Industries Inc           100               3,500.00                 1.00%
     16          COMS           3Com Corporation                  100               3,550.00                 0.95%
     17          HBOC           HBO & Company                     100               6,187.50                 0.85%
     18          USRX           US Robotics Corporation           100               6,000.00                 0.81%
     19          COST           Costco Companies Inc              100               2,675.00                 0.79%
     20          GATE           Gateway 2000 Inc                  100               5,987.50                 0.72%
     21          OXHP           Oxford Health Plans Inc           100               6,050.00                 0.70%
     22          BMCS           BMC Software Inc                  100               4,600.00                 0.69%
     23          PSFT           PeopleSoft Inc.                   100               4,462.50                 0.69%
     24          ADPT           Adaptec Inc                       100               3,900.00                 0.66%
     25          ALTR           Altera Corporation                100               4,812.50                 0.64%
     26          QCOM           QUALCOMM Inc                      100               6,262.50                 0.62%
     27          ADCT           ADC Telecommunications Inc        100               2,925.00                 0.59%
     28          SPLS           Staples Inc                       100               2,437.50                 0.58%
     29          NWAC           Northwest Airlines Corp Cl A      100               3,950.00                 0.56%
     30          ATML           Atmel Corp                        100               3,300.00                 0.55%
     31         CMCSK           Comcast Corp Cl A Special         100               1,862.50                 0.54%
     32          XLNX           Xilinx Inc                        100               4,737.50                 0.53%
     33          ANDW           Andrew Corporation                100               5,800.00                 0.53%
     34          BGEN           Biogen Inc                        100               4,687.50                 0.53%
     35          LLTC           Linear Technology Corporation     100               4,575.00                 0.53%

RANSON UNIT INVESTMENT TRUSTS, SERIES 55
NASDAQ-100 INDEX TRUST, SERIES 2-CONTINUED

                                                                                                         Theoretical
                                                                                                        Percentage (%)
  Portfolio                                                                                               of Total
     No.        Symbol          Company Name (1)                 Shares         Cost ($) (1)           Market Value (2)
  ---------    --------         ------------------             ----------      --------------          ----------------
     36          CHIR           Chiron Corporation                100               2,012.50                 0.52%
     37          NOVL           Novell Inc                        100                 962.50                 0.51%
     38          MXIM           Maxim Integrated Products Inc     100               5,400.00                 0.50%
     39          PAYX           Paychex Inc                       100               4,550.00                 0.50%
     40          SIAL           Sigma-Aldrich Corporation         100               3,012.50                 0.47%
     41          FORE           FORE Systems Inc                  100               3,237.50                 0.46%
     42          NOBE           Nordstrom Inc                     100               3,762.50                 0.46%
     43          NXTL           Nextel Communications Inc Cl A    100               1,350.00                 0.44%
     44          STRY           Stryker Corporation               100               2,887.50                 0.43%
     45          CPWR           Compuware Corp                    100               6,375.00                 0.43%
     46          PCAR           PACCAR Inc                        100               7,162.50                 0.42%
     47          ADBE           Adobe Systems Incorporated        100               3,650.00                 0.41%
     48          CNTO           Centocor Inc                      100               3,800.00                 0.40%
     49          CSCC           Cascade Communications Corp       100               2,825.00                 0.39%
     50          IFMX           Informix Corp                     100               1,675.00                 0.39%
     51          CTAS           Cintas Corporation                100               5,325.00                 0.39%
     52          MCAF           McAfee Associates Inc             100               5,537.50                 0.38%
     53          SBUX           Starbucks Corp                    100               3,250.00                 0.38%
     54          DIGI           DSC Communications Corp           100               2,125.00                 0.38%
     55          GART           Gartner Group Cl A                100               2,675.00                 0.37%
     56          QNTM           Quantum Corporation               100               4,150.00                 0.37%
     57         TYSNA           Tyson Foods Inc Cl A              100               2,050.00                 0.36%
     58          FORT           Fort Howard Corporation           100               3,112.50                 0.35%
     59          PETM           PETsMART Inc                      100               2,225.00                 0.34%
     60         PHYBD           PacifiCare Health Sys Cl B        100               8,667.50                 0.34%
     61         AGREA           American Greetings Corp Cl A      100               3,100.00                 0.33%
     62          KLAC           KLA Instruments Corporation       100               4,087.50                 0.33%
     63          EFII           Electronics for Imaging Inc       100               4,050.00                 0.32%
     64          AAPL           Apple Computer Inc                100               1,700.00                 0.32%
     65         FDLNB           Food Lion Inc Cl B                100                 887.50                 0.32%
     66          BOST           Boston Chicken Inc                100               3,225.00                 0.32%
     67          PAIR           PairGain Technologies Inc         100               3,287.50                 0.32%
     68          QTRN           Quintiles Transnational Corp      100               6,212.50                 0.31%
     69          VKNG           Viking Office Products Inc        100               2,362.50                 0.30%
     70          SNDT           SunGard Data Systems Inc          100               4,700.00                 0.30%
     71          GENZ           Genzyme Corporation               100               2,537.50                 0.29%
     72          MUEI           Micron Electronics Inc            100               2,105.00                 0.29%

RANSON UNIT INVESTMENT TRUSTS, SERIES 55
NASDAQ-100 INDEX TRUST, SERIES 2-CONTINUED

                                                                                                         Theoretical
                                                                                                        Percentage (%)
  Portfolio                                                                                               of Total
     No.        Symbol          Company Name (1)                 Shares         Cost ($) (1)           Market Value (2)
  ---------    --------         ------------------             ----------      --------------          ----------------
     73          APCC           American Power Conversion Corp    100              1,975.00                 0.29%
     74          WCLX           Wisconsin Central Transport       100              3,675.00                 0.29%
     75          WTHG           Worthington Industries Inc        100              2,050.00                 0.28%
     76          BMET           Biomet Inc                        100              1,575.00                 0.28%
     77          MOLX           Molex Inc                         100              3,625.00                 0.28%
     78          BBBY           Bed Bath & Beyond Inc             100              2,562.50                 0.27%
     79          FISV           Fiserv Inc                        100              3,900.00                 0.27%
     80          PHYC           PhyCor Inc                        100              3,150.00                 0.26%
     81          GNCI           General Nutrition Companies       100              2,012.50                 0.26%
     82         MCCRK           McCormick & Company Inc           100              2,487.50                 0.26%
     83          CBRL           Cracker Barrel Old Ctry Store     100              2,750.00                 0.26%
     84          ERTS           Electronic Arts Inc               100              3,112.50                 0.25%
     85          KMAG           Komag Incorporated                100              3,225.00                 0.25%
     86          ADSK           Autodesk Inc                      100              3,412.50                 0.24%
     87          PAGE           Paging Network Inc                100              1,450.00                 0.23%
     88          HCCC           Healthcare COMPARE Corp           100              4,250.00                 0.22%
     89          ADTN           ADTRAN Inc                        100              3,550.00                 0.22%
     90          FAST           Fastenal Company                  100              3,700.00                 0.22%
     91          RPOW           RPM Inc                           100              1,762.50                 0.21%
     92          CEFT           Concord EFS Inc                   100              2,375.00                 0.21%
     93          IDXX           IDEXX Laboratories Inc            100              3,537.50                 0.20%
     94          SNPS           Synopsys Inc                      100              3,212.50                 0.20%
     95          CEXP           Corporate Express Inc             100              1,012.50                 0.18%
     96          SYBS           Sybase Inc                        100              1,562.50                 0.18%
     97          OSSI           Outback Steakhouse Inc            100              2,462.50                 0.18%
     98          INTU           Intuit Inc                        100              2,250.00                 0.16%
     99          CRUS           Cirrus Logic Inc                  100              1,350.00                 0.14%
     100         GEMS           Glenayre Technologies Inc         100              1,237.50                 0.11%
                                                                                -----------
                                                                                $394,003.68
                                                                                ===========

RANSON UNIT INVESTMENT TRUSTS, SERIES 55
S&P 500 INDEX TRUST, SERIES 2


PORTFOLIO AS OF MARCH 6, 1997

                                                                                                         Theoretical
                                                                                                        Percentage (%)
  Portfolio                                                                                               of Total
     No.        Symbol          Company Name (1)                 Shares         Cost ($) (1)           Market Value (2)
  ---------    --------         ------------------             ----------      --------------          ----------------
     1           GE             General Electric                  100              10,367.50                 2.79%
     2           KO             Coca Cola Co.                     100               6,030.00                 2.47%
     3           XON            Exxon Corp.                       100              10,155.00                 2.02%
     4           INTC           Intel Corp.                       100              14,950.00                 1.97%
     5           MSFT           Microsoft Corp.                   100              10,092.50                 1.95%
     6           MRK            Merck & Co.                       100               9,405.00                 1.86%
     7           MO             Philip Morris                     100              13,442.50                 1.83%
     8           RD             Royal Dutch Petroleum             100              17,817.50                 1.50%
     9           PG             Procter & Gamble                  100              12,042.50                 1.35%
     10          JNJ            Johnson & Johnson                 100               5,942.50                 1.28%
     11          IBM            International Bus. Machines       100              14,555.00                 1.23%
     12          BMY            Bristol-Myers Squibb              100               6,905.00                 1.11%
     13          DD             Du Pont (E.I.)                    100              11,092.50                 1.03%
     14          WMT            Wal-Mart Stores                   100               2,692.50                 1.02%
     15          PFE            Pfizer, Inc.                      100               9,380.00                 0.98%
     16          T              AT&T Corp.                        100               3,617.50                 0.98%
     17          HWP            Hewlett-Packard                   100               5,842.50                 0.95%
     18          AIG            American Int'l. Group             100              12,317.50                 0.94%
     19          CCI            Citicorp                          100              12,217.50                 0.91%
     20          PEP            PepsiCo Inc.                      100               3,230.00                 0.85%
     21          DIS            Walt Disney Co.                   100               7,380.00                 0.82%
     22          LLY            Lilly (Eli) & Co.                 100               8,917.50                 0.81%
     23          MOB            Mobil Corp.                       100              12,955.00                 0.81%
     24          NB             NationsBank                       100               6,192.50                 0.78%
     25          BLS            BellSouth                         100               4,480.00                 0.75%
     26          GTE            GTE Corp.                         100               4,642.50                 0.75%
     27          FNM            Fannie Mae                        100               4,055.00                 0.74%
     28          GM             General Motors                    100               5,730.00                 0.74%
     29          ABT            Abbott Labs                       100               5,880.00                 0.73%
     30          CMB            Chase Manhattan                   100              10,380.00                 0.73%
     31          G              Gillette Co.                      100               8,142.50                 0.73%
     32          CHV            Chevron Corp.                     100               6,542.50                 0.70%
     33          AHP            American Home Products            100               6,630.00                 0.68%
     34          AN             Amoco                             100               8,542.50                 0.68%
     35          BAC            BankAmerica Corp.                 100              11,692.50                 0.68%

RANSON UNIT INVESTMENT TRUSTS, SERIES 55
S&P 500 INDEX TRUST, SERIES 2-CONTINUED

                                                                                                         Theoretical
                                                                                                        Percentage (%)
  Portfolio                                                                                               of Total
     No.        Symbol          Company Name (1)                 Shares         Cost ($) (1)           Market Value (2)
  ---------    --------         ------------------             ----------      --------------          ----------------
     36          F              Ford Motor                        100               3,217.50                 0.64%
     37          MMM            Minn. Mining & Mfg.               100               9,205.00                 0.63%
     38          BA             Boeing Company                    100              10,467.50                 0.60%
     39          CSCO           Cisco Systems                     100               5,692.50                 0.58%
     40          AIT            Ameritech                         100               6,192.50                 0.57%
     41          LU             Lucent Technologies               100               5,417.50                 0.57%
     42          SBC            SBC Communications Inc.           100               5,717.50                 0.57%
     43          TRV            Travelers Group Inc.              100               5,467.50                 0.57%
     44          MOT            Motorola Inc.                     100               5,780.00                 0.54%
     45          AXP            American Express                  100               6,667.50                 0.51%
     46          MCD            McDonald's Corp.                  100               4,492.50                 0.50%
     47          BEL            Bell Atlantic                     100               6,705.00                 0.49%
     48          EK             Eastman Kodak                     100               8,842.50                 0.49%
     49          KMB            Kimberly-Clark                    100              10,830.00                 0.49%
     50          UN             Unilever N.V.                     100              18,455.00                 0.49%
     51          COL            Columbia/HCA Healthcare Corp.     100               4,317.50                 0.47%
     52          SGP            Schering-Plough                   100               7,955.00                 0.47%
     53          WFC            Wells Fargo & Co.                 100              30,930.00                 0.47%
     54          ALL            Allstate Corp.                    100               6,405.00                 0.46%
     55          HD             Home Depot                        100               5,592.50                 0.44%
     56          TX             Texaco Inc.                       100              10,205.00                 0.43%
     57          FTU            First Union Corp.                 100               9,105.00                 0.42%
     58          ORCL           Oracle Corp.                      100               3,975.00                 0.42%
     59          C              Chrysler Corp.                    100               3,117.50                 0.40%
     60          MCIC           MCI Communications                100               3,612.50                 0.40%
     61          SLB            Schlumberger Ltd.                 100              10,605.00                 0.40%
     62          TWX            Time Warner Inc.                  100               4,342.50                 0.40%
     63          EMR            Emerson Electric                  100              10,167.50                 0.37%
     64          FRE            Federal Home Loan Mtg.            100               3,117.50                 0.37%
     65          NYN            Nynex                             100               5,042.50                 0.37%
     66          WCOM           WorldCom Inc.                     100               2,487.50                 0.37%
     67          WLA            Warner-Lambert                    100               8,417.50                 0.37%
     68          BUD            Anheuser-Busch                    100               4,392.50                 0.36%
     69          CPQ            COMPAQ Computer                   100               8,130.00                 0.36%
     70          MTC            Monsanto Company                  100               3,780.00                 0.36%
     71          CPB            Campbell Soup                     100               9,017.50                 0.35%
     72          S              Sears, Roebuck & Co.              100               5,567.50                 0.35%

RANSON UNIT INVESTMENT TRUSTS, SERIES 55
S&P 500 INDEX TRUST, SERIES 2-CONTINUED

                                                                                                         Theoretical
                                                                                                        Percentage (%)
  Portfolio                                                                                               of Total
     No.        Symbol          Company Name (1)                 Shares         Cost ($) (1)           Market Value (2)
  ---------    --------         ------------------             ----------      --------------          ----------------
     73          NKE            NIKE Inc.                         100               7,167.50                 0.34%
     74          XRX            Xerox Corp.                       100               6,267.50                 0.34%
     75          ALD            AlliedSignal                      100               7,242.50                 0.33%
     76          ARC            Atlantic Richfield                100              12,605.00                 0.33%
     77          DOW            Dow Chemical                      100               8,142.50                 0.33%
     78          JPM            Morgan (J.P.) & Co.               100              10,792.50                 0.33%
     79          FON            Sprint Corp.                      100               4,505.00                 0.32%
     80          FCN            First Chicago NBD Corp.           100               6,105.00                 0.31%
     81          NOB            Norwest Corp.                     100               5,080.00                 0.31%
     82          NT             Northern Telecom                  100               7,167.50                 0.31%
     83          ONE            Banc One Corp.                    100               4,567.50                 0.31%
     84          PNU            Pharmacia & Upjohn, Inc.          100               3,792.50                 0.31%
     85          SLE            Sara Lee Corp.                    100               3,942.50                 0.31%
     86          PAC            Pacific Telesis                   100               4,067.50                 0.29%
     87          UTX            United Technologies               100               7,492.50                 0.29%
     88          LMT            Lockheed Martin Corp.             100               8,880.00                 0.28%
     89          USW            US West Communications Group      100               3,480.00                 0.28%
     90          AMGN           Amgen                             100               6,167.50                 0.27%
     91          FDC            First Data                        100               3,667.50                 0.27%
     92          FLT            Fleet Financial Group             100               6,242.50                 0.27%
     93          CA             Computer Associates Intl.         100               4,392.50                 0.26%
     94          MER            Merrill Lynch                     100               9,780.00                 0.26%
     95          BK             Bank of New York                  100               4,005.00                 0.25%
     96          CAT            Caterpillar Inc.                  100               7,992.50                 0.25%
     97          CL             Colgate-Palmolive                 100              10,667.50                 0.25%
     98          HNZ            Heinz (H.J.)                      100               4,280.00                 0.25%
     99          MDT            Medtronic Inc.                    100               6,780.00                 0.25%
     100         TXN            Texas Instruments                 100               8,330.00                 0.25%
     101         UNP            Union Pacific                     100               6,217.50                 0.25%
     102         WMX            WMX Technologies Inc.             100               3,205.00                 0.25%
     103         K              Kellogg Co.                       100               6,805.00                 0.24%
     104         PNC            PNC Bank Corp.                    100               4,330.00                 0.24%
     105         SO             Southern Co.                      100               2,167.50                 0.24%
     106         GRN            General Re Corp.                  100              17,205.00                 0.23%
     107         ROK            Rockwell International            100               6,580.00                 0.23%
     108         VO             Seagram Co. Ltd.                  100               3,930.00                 0.23%
     109         ATI            AirTouch Communications           100               2,705.00                 0.22%
     110         MD             McDonnell Douglas                 100               6,517.50                 0.22%

RANSON UNIT INVESTMENT TRUSTS, SERIES 55
S&P 500 INDEX TRUST, SERIES 2-CONTINUED

                                                                                                         Theoretical
                                                                                                        Percentage (%)
  Portfolio                                                                                               of Total
     No.        Symbol          Company Name (1)                 Shares         Cost ($) (1)           Market Value (2)
  ---------    --------         ------------------             ----------      --------------          ----------------
     111         AA             Aluminum Co. of America           100               7,180.00                 0.21%
     112         AET            Aetna Inc.                        100               8,630.00                 0.21%
     113         AUD            Automatic Data Processing Inc.    100               4,367.50                 0.21%
     114         BAX            Baxter International Inc.         100               4,755.00                 0.21%
     115         BNI            Burlington Northern Santa Fe C    100               8,555.00                 0.21%
     116         CAG            ConAgra Inc.                      100               5,355.00                 0.21%
     117         DELL           Dell Computer                     100               7,517.50                 0.21%
     118         DWD            Dean Witter, Discover & Co.       100               4,017.50                 0.21%
     119         IP             International Paper               100               4,205.00                 0.21%
     120         VIA.B          Viacom Inc.                       100               3,792.50                 0.21%
     121         CPC            CPC International                 100               8,555.00                 0.20%
     122         JCP            Penney (J.C.)                     100               4,917.50                 0.20%
     123         KEY            KeyCorp.                          100               5,480.00                 0.20%
     124         MAY            May Dept. Stores                  100               4,830.00                 0.20%
     125         BKB            Bank of Boston Corp.              100               7,705.00                 0.19%
     126         BSX            Boston Scientific                 100               6,705.00                 0.19%
     127         CFL            CoreStates Financial              100               5,292.50                 0.19%
     128         CI             CIGNA Corp.                       100              15,167.50                 0.19%
     129         LTR            Loews Corp.                       100              10,405.00                 0.19%
     130         NCC            National City Corp.               100               5,192.50                 0.19%
     131         NSC            Norfolk Southern Corp.            100               9,280.00                 0.19%
     132         SEG            Seagate Technology                100               4,755.00                 0.19%
     133         STI            SunTrust Banks                    100               5,305.00                 0.19%
     134         UMG            US West Media Group               100               1,917.50                 0.19%
     135         DE             Deere & Co.                       100               4,305.00                 0.18%
     136         FBS            First Bank System                 100               8,080.00                 0.18%
     137         GCI            Gannett Co.                       100               8,067.50                 0.18%
     138         KRB            MBNA Corp.                        100               3,492.50                 0.18%
     139         P              Phillips Petroleum                100               4,230.00                 0.18%
     140         RTN            Raytheon Co.                      100               4,730.00                 0.18%
     141         SUNW           Sun Microsystems                  100               2,937.50                 0.18%
     142         WX             Westinghouse Electric             100               1,930.00                 0.18%
     143         ADM            Archer-Daniels-Midland            100               1,830.00                 0.17%
     144         CB             Chubb Corp.                       100               6,042.50                 0.17%
     145         CSX            CSX Corp.                         100               5,092.50                 0.17%
     146         ENE            Enron Corp.                       100               4,030.00                 0.17%
     147         GIS            General Mills                     100               6,530.00                 0.17%
     148         ITW            Illinois Tool Works               100               8,455.00                 0.17%

RANSON UNIT INVESTMENT TRUSTS, SERIES 55
S&P 500 INDEX TRUST, SERIES 2-CONTINUED

                                                                                                         Theoretical
                                                                                                        Percentage (%)
  Portfolio                                                                                               of Total
     No.        Symbol          Company Name (1)                 Shares         Cost ($) (1)           Market Value (2)
  ---------    --------         ------------------             ----------      --------------          ----------------
     149         MEL            Mellon Bank Corp.                 100               8,230.00                 0.17%
     150         PPG            PPG Industries                    100               5,655.00                 0.17%
     151         WAG            Walgreen Co.                      100               4,267.50                 0.17%
     152         WB             Wachovia Corp.                    100               6,292.50                 0.17%
     153         ABX            Barrick Gold Corp.                100               2,742.50                 0.16%
     154         HI             Household International           100               9,955.00                 0.16%
     155         MS             Morgan Stanley                    100               6,555.00                 0.16%
     156         TYC            Tyco International                100               5,967.50                 0.16%
     157         UCL            Unocal Corp.                      100               3,917.50                 0.16%
     158         UNH            United HealthCare Corp.           100               5,267.50                 0.16%
     159         AMAT           Applied Materials                 100               5,187.50                 0.15%
     160         AMB            American Brands Inc.              100               5,330.00                 0.15%
     161         BBI            Barnett Banks Inc.                100               4,830.00                 0.15%
     162         CRR            Conrail Inc.                      100              11,305.00                 0.15%
     163         CU             CUC International                 100               2,367.50                 0.15%
     164         DH             Dayton Hudson                     100               4,142.50                 0.15%
     165         DUK            Duke Power                        100               4,455.00                 0.15%
     166         EIX            Edison Int'l.                     100               2,167.50                 0.15%
     167         GPS            Gap (The)                         100               3,380.00                 0.15%
     168         HON            Honeywell                         100               7,292.50                 0.15%
     169         PBI            Pitney-Bowes                      100               6,267.50                 0.15%
     170         PCG            PG&E Corp.                        100               2,255.00                 0.15%
     171         TXU            Texas Utilities                   100               4,005.00                 0.15%
     172         WY             Weyerhaeuser Corp.                100               4,717.50                 0.15%
     173         ABS            Albertson's                       100               3,567.50                 0.14%
     174         AGC            American General                  100               4,305.00                 0.14%
     175         AMP            AMP Inc.                          100               3,892.50                 0.14%
     176         EMC            EMC Corp.                         100               3,630.00                 0.14%
     177         FITB           Fifth Third Bancorp               100               8,400.00                 0.14%
     178         FPL            FPL Group                         100               4,580.00                 0.14%
     179         GLW            Corning Inc.                      100               3,805.00                 0.14%
     180         GT             Goodyear Tire & Rubber            100               5,305.00                 0.14%
     181         HFS            HFS Inc.                          100               6,617.50                 0.14%
     182         HIG            ITT Hartford Group, Inc.          100               7,492.50                 0.14%
     183         MMC            Marsh & McLennan                  100              11,992.50                 0.14%
     184         OXY            Occidental Petroleum              100               2,555.00                 0.14%
     185         RAL            Ralston-Ralston Purina Gp.        100               8,255.00                 0.14%

RANSON UNIT INVESTMENT TRUSTS, SERIES 55
S&P 500 INDEX TRUST, SERIES 2-CONTINUED

                                                                                                         Theoretical
                                                                                                        Percentage (%)
  Portfolio                                                                                               of Total
     No.        Symbol          Company Name (1)                 Shares         Cost ($) (1)           Market Value (2)
  ---------    --------         ------------------             ----------      --------------          ----------------
     186         AEP            American Electric Power           100               4,155.00                 0.13%
     187         AL             Alcan Aluminium Ltd.              100               3,580.00                 0.13%
     188         APD            Air Products & Chemicals          100               7,430.00                 0.13%
     189         AVP            Avon Products                     100               6,055.00                 0.13%
     190         BT             Bankers Trust N.Y.                100               9,342.50                 0.13%
     191         HAL            Halliburton Co.                   100               6,692.50                 0.13%
     192         MU             Micron Technology                 100               4,230.00                 0.13%
     193         PX             Praxair, Inc.                     100               4,930.00                 0.13%
     194         TCOMA          Tele-Communications.              100               1,275.00                 0.13%
     195         THC            Tenet Healthcare Corp.            100               2,730.00                 0.13%
     196         TOY            Toys R Us Hldg. Cos.              100               2,767.50                 0.13%
     197         TXT            Textron Inc.                      100              10,192.50                 0.13%
     198         AMR            AMR Corp.                         100               8,317.50                 0.12%
     199         CCK            Crown Cork & Seal                 100               5,455.00                 0.12%
     200         D              Dominion Resources                100               4,030.00                 0.12%
     201         ED             Consolidated Edison               100               3,117.50                 0.12%
     202         FD             Federated Dept. Stores            100               3,592.50                 0.12%
     203         GP             Georgia-Pacific                   100               7,717.50                 0.12%
     204         MRO            USX-Marathon Group                100               2,730.00                 0.12%
     205         TLAB           Tellabs, Inc.                     100               4,075.00                 0.12%
     206         USBC           U.S. Bancorp                      100               4,975.00                 0.12%
     207         AOC            Aon Corp.                         100               6,417.50                 0.11%
     208         ASC            American Stores                   100               4,455.00                 0.11%
     209         AT             ALLTEL Corp.                      100               3,505.00                 0.11%
     210         BFI            Browning-Ferris Ind.              100               3,142.50                 0.11%
     211         CMA            Comerica Inc.                     100               6,205.00                 0.11%
     212         CNC            Conseco Inc.                      100               4,017.50                 0.11%
     213         FCX            Freeport-McMoran Copper & Gold    100               3,305.00                 0.11%
     214         HSY            Hershey Foods                     100               4,517.50                 0.11%
     215         ITT            ITT Corp.                         100               5,705.00                 0.11%
     216         KR             Kroger Co.                        100               5,255.00                 0.11%
     217         MAR            Marriott Int'l.                   100               5,167.50                 0.11%
     218         MAT            Mattel, Inc.                      100               2,555.00                 0.11%
     219         PEG            Public Serv. Enterprise Inc.      100               2,830.00                 0.11%
     220         PEL            PanEnergy Corp.                   100               4,330.00                 0.11%
     221         SRV            Service Corp. International       100               2,980.00                 0.11%
     222         TEN            Tenneco Inc.                      100               3,992.50                 0.11%

RANSON UNIT INVESTMENT TRUSTS, SERIES 55
S&P 500 INDEX TRUST, SERIES 2-CONTINUED

                                                                                                         Theoretical
                                                                                                        Percentage (%)
  Portfolio                                                                                               of Total
     No.        Symbol          Company Name (1)                 Shares         Cost ($) (1)           Market Value (2)
  ---------    --------         ------------------             ----------      --------------          ----------------
     223         TRW            TRW Inc.                          100               5,342.50                 0.11%
     224         WMB            Williams Cos.                     100               4,555.00                 0.11%
     225         WWY            Wrigley (Wm) Jr.                  100               6,005.00                 0.11%
     226         BDX            Becton, Dickinson                 100               4,942.50                 0.10%
     227         CLX            Clorox Co.                        100              12,005.00                 0.10%
     228         CMCSK          Comcast Class A Special           100               1,867.50                 0.10%
     229         CZT            Cognizant Corp.                   100               3,417.50                 0.10%
     230         DAL            Delta Air Lines                   100               8,417.50                 0.10%
     231         ETR            Entergy Corp.                     100               2,692.50                 0.10%
     232         FDX            Federal Express                   100               5,442.50                 0.10%
     233         GWF            Great Western Financial           100               4,505.00                 0.10%
     234         HLT            Hilton Hotels                     100               2,567.50                 0.10%
     235         HRC            HEALTHSOUTH Corp.                 100               4,230.00                 0.10%
     236         KM             K mart                            100               1,305.00                 0.10%
     237         LNC            Lincoln National                  100               5,717.50                 0.10%
     238         LOW            Lowe's Cos.                       100               3,780.00                 0.10%
     239         MII            Morton International              100               4,205.00                 0.10%
     240         N              Inco, Ltd.                        100               3,567.50                 0.10%
     241         NWL            Newell Co.                        100               3,617.50                 0.10%
     242         PPW            PacifiCorp.                       100               2,067.50                 0.10%
     243         ROH            Rohm & Haas                       100               9,367.50                 0.10%
     244         SB             Salomon Inc.                      100               5,805.00                 0.10%
     245         SYY            Sysco Corp.                       100               3,442.50                 0.10%
     246         TA             Transamerica Corp.                100               8,717.50                 0.10%
     247         UK             Union Carbide                     100               4,755.00                 0.10%
     248         UPR            Union Pacific Resources Group     100               2,492.50                 0.10%
     249         BR             Burlington Resources              100               4,317.50                 0.09%
     250         CIN            CINergy Corp.                     100               3,467.50                 0.09%
     251         COMS           3Com Corp.                        100               3,550.00                 0.09%
     252         COST           Costco Co.                        100               2,680.00                 0.09%
     253         CPL            Carolina Power & Light            100               3,730.00                 0.09%
     254         DI             Dresser Industries                100               3,142.50                 0.09%
     255         DOV            Dover Corp.                       100               5,030.00                 0.09%
     256         ETN            Eaton Corp.                       100               7,242.50                 0.09%
     257         GPC            Genuine Parts                     100               4,705.00                 0.09%
     258         HOU            Houston Industries                100               2,342.50                 0.09%
     259         IKN            IKON Office Solutions             100               3,992.50                 0.09%

RANSON UNIT INVESTMENT TRUSTS, SERIES 55
S&P 500 INDEX TRUST, SERIES 2-CONTINUED

                                                                                                         Theoretical
                                                                                                        Percentage (%)
  Portfolio                                                                                               of Total
     No.        Symbol          Company Name (1)                 Shares         Cost ($) (1)           Market Value (2)
  ---------    --------         ------------------             ----------      --------------          ----------------
     260         IR             Ingersoll-Rand                    100               4,755.00                 0.09%
     261         MAS            Masco Corp.                       100               3,555.00                 0.09%
     262         MHP            McGraw-Hill                       100               5,192.50                 0.09%
     263         PHB            Pioneer Hi-Bred Int'l.            100               6,867.50                 0.09%
     264         PVN            Providian Corp.                   100               5,767.50                 0.09%
     265         RNB            Republic New York                 100               9,567.50                 0.09%
     266         SAFC           SAFECO Corp.                      100               4,000.00                 0.09%
     267         SPC            St. Paul Cos.                     100               6,855.00                 0.09%
     268         UNM            UNUM Corp.                        100               7,705.00                 0.09%
     269         UST            UST Inc.                          100               3,080.00                 0.09%
     270         AHC            Amerada Hess                      100               5,317.50                 0.08%
     271         AMD            Advanced Micro Devices            100               3,830.00                 0.08%
     272         BHI            Baker Hughes                      100               3,767.50                 0.08%
     273         CBE            Cooper Industries                 100               4,455.00                 0.08%
     274         CGP            Coastal Corp.                     100               4,742.50                 0.08%
     275         CNG            Consolidated Natural Gas          100               5,242.50                 0.08%
     276         CS             Cabletron Systems                 100               3,242.50                 0.08%
     277         CSC            Computer Sciences Corp.           100               6,755.00                 0.08%
     278         CSR            Central & South West              100               2,417.50                 0.08%
     279         CVS            CVS Corp.                         100               4,717.50                 0.08%
     280         DEC            Digital Equipment                 100               3,292.50                 0.08%
     281         DNY            Donnelley (R.R.) & Sons           100               3,067.50                 0.08%
     282         FLR            Fluor Corp.                       100               6,167.50                 0.08%
     283         GDT            Guidant Corp.                     100               6,992.50                 0.08%
     284         GNT            Green Tree Financial              100               3,742.50                 0.08%
     285         HPC            Hercules, Inc.                    100               4,592.50                 0.08%
     286         IFF            International Flav/Frag           100               4,642.50                 0.08%
     287         LTD            Limited, The                      100               1,905.00                 0.08%
     288         MTG            MGIC Investment                   100               7,942.50                 0.08%
     289         NEM            Newmont Mining                    100               4,530.00                 0.08%
     290         OAT            Quaker Oats                       100               3,617.50                 0.08%
     291         PD             Phelps Dodge                      100               7,155.00                 0.08%
     292         PDG            Placer Dome Inc.                  100               2,080.00                 0.08%
     293         PE             PECO Energy Co.                   100               2,217.50                 0.08%
     294         RAD            Rite Aid                          100               4,342.50                 0.08%
     295         SHW            Sherwin-Williams                  100               5,680.00                 0.08%
     296         TMC            Times Mirror                      100               5,280.00                 0.08%

RANSON UNIT INVESTMENT TRUSTS, SERIES 55
S&P 500 INDEX TRUST, SERIES 2-CONTINUED

                                                                                                         Theoretical
                                                                                                        Percentage (%)
  Portfolio                                                                                               of Total
     No.        Symbol          Company Name (1)                 Shares         Cost ($) (1)           Market Value (2)
  ---------    --------         ------------------             ----------      --------------          ----------------
     297         TMO            Thermo Electron                   100               3,517.50                 0.08%
     298         TRB            Tribune Co.                       100               3,992.50                 0.08%
     299         UCM            Unicom Corp.                      100               2,280.00                 0.08%
     300         WIN            Winn-Dixie                        100               3,217.50                 0.08%
     301         AHM            Ahmanson (H.F.) & Co.             100               4,205.00                 0.07%
     302         ALT            Allegheny Teledyne Inc.           100               2,605.00                 0.07%
     303         AVY            Avery Dennison Corp.              100               4,055.00                 0.07%
     304         BGE            Baltimore Gas & Electric          100               2,742.50                 0.07%
     305         CHA            Champion International            100               4,392.50                 0.07%
     306         DJ             Dow Jones & Co.                   100               4,355.00                 0.07%
     307         DNB            Dun & Bradstreet                  100               2,442.50                 0.07%
     308         DTE            DTE Energy Co.                    100               2,905.00                 0.07%
     309         EMN            Eastman Chemical                  100               5,542.50                 0.07%
     310         GD             General Dynamics                  100               6,667.50                 0.07%
     311         GPU            GPU Inc.                          100               3,517.50                 0.07%
     312         GRA            Grace (W.R.) & Co.                100               5,442.50                 0.07%
     313         GWW            Grainger (W.W.) Inc.              100               7,992.50                 0.07%
     314         IPG            Interpublic Group                 100               5,042.50                 0.07%
     315         JP             Jefferson-Pilot                   100               5,992.50                 0.07%
     316         LDW.B          Laidlaw Inc.                      100               1,417.50                 0.07%
     317         LSI            LSI Logic                         100               3,805.00                 0.07%
     318         MBI            MBIA Inc.                         100               9,730.00                 0.07%
     319         NOC            Northrop Grumman Corp.            100               7,342.50                 0.07%
     320         NUE            Nucor Corp.                       100               4,905.00                 0.07%
     321         NYT.A          New York Times Cl. A.             100               4,455.00                 0.07%
     322         SGI            Silicon Graphics                  100               2,630.00                 0.07%
     323         TMK            Torchmark Corp.                   100               5,892.50                 0.07%
     324         VFC            V.F. Corp.                        100               6,955.00                 0.07%
     325         AZO            AutoZone Inc.                     100               2,617.50                 0.06%
     326         BAY            Bay Networks                      100               1,917.50                 0.06%
     327         BNL            Beneficial Corp.                  100               7,117.50                 0.06%
     328         CSE            Case Corp.                        100               5,155.00                 0.06%
     329         DDS            Dillard Department Stores         100               3,055.00                 0.06%
     330         FRO            Frontier Corp.                    100               2,205.00                 0.06%
     331         GDW            Golden West Financial             100               6,992.50                 0.06%
     332         H              Harcourt General Inc.             100               4,842.50                 0.06%
     333         HAS            Hasbro Inc.                       100               4,330.00                 0.06%

RANSON UNIT INVESTMENT TRUSTS, SERIES 55
S&P 500 INDEX TRUST, SERIES 2-CONTINUED

                                                                                                         Theoretical
                                                                                                        Percentage (%)
  Portfolio                                                                                               of Total
     No.        Symbol          Company Name (1)                 Shares         Cost ($) (1)           Market Value (2)
  ---------    --------         ------------------             ----------      --------------          ----------------
     334         HUM            Humana Inc.                       100               2,192.50                 0.06%
     335         JCI            Johnson Controls                  100               8,492.50                 0.06%
     336         KRI            Knight-Ridder Inc.                100               4,005.00                 0.06%
     337         LUV            Southwest Airlines                100               2,417.50                 0.06%
     338         NOVL           Novell Inc.                       100                 962.50                 0.06%
     339         NSM            National Semiconductor            100               3,080.00                 0.06%
     340         OEC            Ohio Edison                       100               2,230.00                 0.06%
     341         PPL            PP & L Resources                  100               2,280.00                 0.06%
     342         RBD            Rubbermaid Inc.                   100               2,392.50                 0.06%
     343         RLM            Reynolds Metals                   100               6,180.00                 0.06%
     344         RYC            Raychem Corp.                     100               8,855.00                 0.06%
     345         SNT            Sonat Inc.                        100               4,905.00                 0.06%
     346         SWK            Stanley Works                     100               3,992.50                 0.06%
     347         UCC            Union Camp                        100               4,855.00                 0.06%
     348         UEP            Union Electric Co.                100               3,842.50                 0.06%
     349         WHR            Whirlpool Corp.                   100               5,005.00                 0.06%
     350         WLL            Willamette Industries             100               6,230.00                 0.06%
     351         ACK            Armstrong World                   100               7,030.00                 0.05%
     352         ANDW           Andrew Corp.                      100               5,800.00                 0.05%
     353         BC             Brunswick Corp.                   100               2,880.00                 0.05%
     354         BDK            Black & Decker Corp.              100               3,167.50                 0.05%
     355         BF.B           Brown-Forman Corp.                100               4,492.50                 0.05%
     356         CC             Circuit City Group                100               3,180.00                 0.05%
     357         CG             Columbia Gas System               100               6,005.00                 0.05%
     358         DCN            Dana Corp.                        100               3,155.00                 0.05%
     359         EC             Engelhard Corp.                   100               2,205.00                 0.05%
     360         FTL            Fruit of the Loom                 100               4,167.50                 0.05%
     361         GIC            General Instrument                100               2,430.00                 0.05%
     362         GLK            Great Lakes Chemical              100               4,805.00                 0.05%
     363         HRB            Block H&R                         100               2,992.50                 0.05%
     364         HRS            Harris Corp.                      100               7,592.50                 0.05%
     365         IIN            ITT Industries, Inc.              100               2,567.50                 0.05%
     366         JR             James River                       100               3,405.00                 0.05%
     367         KMG            Kerr-McGee                        100               6,380.00                 0.05%
     368         LIZ            Liz Claiborne, Inc.               100               4,267.50                 0.05%
     369         MEA            Mead Corp.                        100               5,830.00                 0.05%
     370         MKG            Mallinckrodt Group Inc.           100               4,205.00                 0.05%

RANSON UNIT INVESTMENT TRUSTS, SERIES 55
S&P 500 INDEX TRUST, SERIES 2-CONTINUED

                                                                                                         Theoretical
                                                                                                        Percentage (%)
  Portfolio                                                                                               of Total
     No.        Symbol          Company Name (1)                 Shares         Cost ($) (1)           Market Value (2)
  ---------    --------         ------------------             ----------      --------------          ----------------
     371         NOBE           Nordstrom                         100               3,767.50                 0.05%
     372         NSP            Northern States Power             100               4,730.00                 0.05%
     373         PH             Parker-Hannifin                   100               4,467.50                 0.05%
     374         PKN            Perkin-Elmer                      100               7,292.50                 0.05%
     375         SIAL           Sigma-Aldrich                     100               3,012.50                 0.05%
     376         STJ            St Jude Medical                   100               3,867.50                 0.05%
     377         TAN            Tandy Corp.                       100               5,342.50                 0.05%
     378         TIN            Temple-Inland                     100               5,405.00                 0.05%
     379         TJX            TJX Companies Inc.                100               4,392.50                 0.05%
     380         TUP            Tupperware Corp.                  100               3,742.50                 0.05%
     381         W              Westvaco Corp.                    100               2,917.50                 0.05%
     382         WAI            Western Atlas                     100               6,267.50                 0.05%
     383         Z              Woolworth Corp.                   100               2,230.00                 0.05%
     384         AGN            Allergan, Inc.                    100               3,342.50                 0.04%
     385         AGREA          American Greetings Cl A.          100               3,100.00                 0.04%
     386         ASH            Ashland Inc.                      100               4,130.00                 0.04%
     387         AZA            ALZA Corp. Cl. A.                 100               2,942.50                 0.04%
     388         BMS            Bemis Company                     100               4,167.50                 0.04%
     389         CEN            Ceridian Corp.                    100               4,067.50                 0.04%
     390         CYM            Cyprus Amax Minerals Co.          100               2,292.50                 0.04%
     391         DIGI           DSC Communications                100               2,125.00                 0.04%
     392         DLX            Deluxe Corp.                      100               3,180.00                 0.04%
     393         ECH            Echlin Inc.                       100               3,455.00                 0.04%
     394         ECL            Ecolab Inc.                       100               3,842.50                 0.04%
     395         FG             USF&G Corp.                       100               2,192.50                 0.04%
     396         FMC            FMC Corp.                         100               6,805.00                 0.04%
     397         GLD            Santa Fe Pacific Gold Corp.       100               1,755.00                 0.04%
     398         GR             Goodrich (B.F.)                   100               4,155.00                 0.04%
     399         GSX            General Signal                    100               4,380.00                 0.04%
     400         HM             Homestake Mining                  100               1,555.00                 0.04%
     401         HPH            Harnischfeger Indus               100               4,542.50                 0.04%
     402         LPX            Louisiana Pacific                 100               2,155.00                 0.04%
     403         MCL            Moore Corp. Ltd.                  100               2,205.00                 0.04%
     404         MYG            Maytag Corp.                      100               2,280.00                 0.04%
     405         NLC            Nalco Chemical                    100               3,717.50                 0.04%
     406         OWC            Owens Corning                     100               4,217.50                 0.04%
     407         PCAR           PACCAR Inc.                       100               7,162.50                 0.04%

RANSON UNIT INVESTMENT TRUSTS, SERIES 55
S&P 500 INDEX TRUST, SERIES 2-CONTINUED

                                                                                                         Theoretical
                                                                                                        Percentage (%)
  Portfolio                                                                                               of Total
     No.        Symbol          Company Name (1)                 Shares         Cost ($) (1)           Market Value (2)
  ---------    --------         ------------------             ----------      --------------          ----------------
     408         PET            Pacific Enterprises               100               3,105.00                 0.04%
     409         PLL            Pall Corp.                        100               2,117.50                 0.04%
     410         PZL            Pennzoil Co.                      100               5,717.50                 0.04%
     411         R              Ryder System                      100               3,217.50                 0.04%
     412         RBK            Reebok International              100               5,092.50                 0.04%
     413         SNA            Snap-On Inc.                      100               4,067.50                 0.04%
     414         TNB            Thomas & Betts                    100               4,455.00                 0.04%
     415         USS            U.S. Surgical                     100               4,392.50                 0.04%
     416         WEN            Wendy's International             100               2,130.00                 0.04%
     417         WH             Whitman Corp.                     100               2,330.00                 0.04%
     418         X              USX-U.S. Steel Group              100               3,005.00                 0.04%
     419         AAPL           Apple Computer                    100               1,705.00                 0.03%
     420         ACV            Alberto-Culver                    100               2,942.50                 0.03%
     421         BCC            Boise Cascade                     100               3,330.00                 0.03%
     422         BCR            Bard (C.R.) Inc.                  100               2,830.00                 0.03%
     423         BMET           Biomet, Inc.                      100               1,580.00                 0.03%
     424         BMG            Battle Mountain Gold              100                 730.00                 0.03%
     425         BOL            Bausch & Lomb                     100               3,755.00                 0.03%
     426         CTB            Cooper Tire & Rubber              100               1,980.00                 0.03%
     427         CUM            Cummins Engine Co., Inc.          100               5,342.50                 0.03%
     428         FWC            Foster Wheeler                    100               3,817.50                 0.03%
     429         GAS            NICOR Inc.                        100               3,380.00                 0.03%
     430         GFS.A          Giant Food Cl. A.                 100               3,255.00                 0.03%
     431         HET            Harrah's Entertainment            100               1,792.50                 0.03%
     432         LLX            Louisiana Land & Exploration      100               4,930.00                 0.03%
     433         MIL            Millipore Corp.                   100               4,367.50                 0.03%
     434         MNR            Manor Care                        100               2,680.00                 0.03%
     435         MST            Mercantile Stores                 100               4,892.50                 0.03%
     436         NAE            NorAm Energy Corp.                100               1,517.50                 0.03%
     437         NSI            National Service Ind.             100               3,805.00                 0.03%
     438         ORX            Oryx Energy Co.                   100               1,992.50                 0.03%
     439         PBY            Pep Boys                          100               3,392.50                 0.03%
     440         PRD            Polaroid Corp.                    100               4,205.00                 0.03%
     441         RDC            Rowan Cos.                        100               2,292.50                 0.03%
     442         SUN            Sun Co., Inc.                     100               2,792.50                 0.03%
     443         SVU            Supervalu Inc.                    100               3,142.50                 0.03%
     444         TEK            Tektronix Inc.                    100               4,992.50                 0.03%

RANSON UNIT INVESTMENT TRUSTS, SERIES 55
S&P 500 INDEX TRUST, SERIES 2-CONTINUED

                                                                                                         Theoretical
                                                                                                        Percentage (%)
  Portfolio                                                                                               of Total
     No.        Symbol          Company Name (1)                 Shares         Cost ($) (1)           Market Value (2)
  ---------    --------         ------------------             ----------      --------------          ----------------
     445         TKR            Timken Co.                        100               5,305.00                 0.03%
     446         USH            USLIFE Corp.                      100               4,792.50                 0.03%
     447         WTHG           Worthington Ind.                  100               2,050.00                 0.03%
     448         ADSK           Autodesk, Inc.                    100               3,412.50                 0.02%
     449         AMH            Amdahl Corp.                      100               1,030.00                 0.02%
     450         AR             ASARCO Inc.                       100               3,005.00                 0.02%
     451         BEV            Beverly Enterprises               100               1,480.00                 0.02%
     452         BGG            Briggs & Stratton                 100               4,530.00                 0.02%
     453         BS             Bethlehem Steel                   100                 830.00                 0.02%
     454         CR             Crane Company                     100               3,292.50                 0.02%
     455         CTX            Centex Corp.                      100               4,180.00                 0.02%
     456         DRI            Darden Restaurants                100                 705.00                 0.02%
     457         ECO            Echo Bay Mines Ltd.               100                 730.00                 0.02%
     458         EGG            E G & G Inc.                      100               2,217.50                 0.02%
     459         ENS            ENSERCH Corp.                     100               2,117.50                 0.02%
     460         FLE            Fleetwood Enterprises             100               2,592.50                 0.02%
     461         GAP            Great A & P                       100               3,042.50                 0.02%
     462         HP             Helmerich & Payne                 100               4,505.00                 0.02%
     463         IAD            Inland Steel Ind. Inc.            100               1,980.00                 0.02%
     464         JH             Harland (J.H.)                    100               3,042.50                 0.02%
     465         KWP            King World Productions            100               3,755.00                 0.02%
     466         LDG            Longs Drug Stores                 100               2,505.00                 0.02%
     467         MDP            Meredith Corp.                    100               4,905.00                 0.02%
     468         MDR            McDermott International           100               2,217.50                 0.02%
     469         NMK            Niagara Mohawk Power              100               1,042.50                 0.02%
     470         PCH            Potlatch Corp.                    100               4,330.00                 0.02%
     471         PGL            Peoples Energy                    100               3,455.00                 0.02%
     472         RML            Russell Corp.                     100               3,780.00                 0.02%
     473         SFA            Scientific-Atlanta                100               1,705.00                 0.02%
     474         SFR            Santa Fe Energy Resources         100               1,342.50                 0.02%
     475         SK             Safety-Kleen                      100               1,830.00                 0.02%
     476         SMED           Shared Medical Systems            100               5,750.00                 0.02%
     477         STO            Stone Container                   100               1,255.00                 0.02%
     478         TDM            Tandem Computers Inc.             100               1,292.50                 0.02%
     479         TNV            Trinova Corp.                     100               3,630.00                 0.02%
     480         U              USAirways Group Inc.              100               2,292.50                 0.02%
     481         UIS            Unisys Corp.                      100                 667.50                 0.02%

RANSON UNIT INVESTMENT TRUSTS, SERIES 55
S&P 500 INDEX TRUST, SERIES 2-CONTINUED

                                                                                                         Theoretical
                                                                                                        Percentage (%)
  Portfolio                                                                                               of Total
     No.        Symbol          Company Name (1)                 Shares         Cost ($) (1)           Market Value (2)
  ---------    --------         ------------------             ----------      --------------          ----------------
     482         ACCOB     Coors (Adolph)                         100               2,125.00                 0.01%
     483         AS             Armco Inc.                        100                 380.00                 0.01%
     484         BLL            Ball Corp.                        100               2,555.00                 0.01%
     485         CBB            Caliber Systems Inc.              100               2,330.00                 0.01%
     486         CHRS           Charming Shoppes                  100                 587.50                 0.01%
     487         CMZ            Cincinnati Milacron               100               2,080.00                 0.01%
     488         DGN            Data General                      100               1,992.50                 0.01%
     489         EFU            Eastern Enterprises               100               3,442.50                 0.01%
     490         FLM            Fleming Cos. Inc.                 100               1,830.00                 0.01%
     491         GIDL           Giddings & Lewis                  100               1,387.50                 0.01%
     492         INGR           Intergraph Corp.                  100                 825.00                 0.01%
     493         JOS            Jostens Inc.                      100               2,217.50                 0.01%
     494         KBH            Kaufman & Broad Home Corp.        100               1,367.50                 0.01%
     495         NAV            Navistar International Corp.      100               1,005.00                 0.01%
     496         NC             NACCO Ind. Cl. A.                 100               5,292.50                 0.01%
     497         OKE            ONEOK Inc.                        100               2,817.50                 0.01%
     498         PHM            Pulte Corp.                       100               3,417.50                 0.01%
     499         SMI            Springs Industries Inc.           100               4,580.00                 0.01%
     500         SRR            Stride Rite                       100               1,305.00                 0.01%
                                                                               -------------
                                                                               $2,627,313.35
                                                                               =============

NOTES TO PORTFOLIOS

(1) All or a portion of the Securities may have been deposited in each Trust. Any undelivered Securities are represented by "regular way" contracts for the performance of which an irrevocable letter of credit has been deposited with the Trustee. At the Initial Date of Deposit, the Sponsor has assigned to the Trustee all of its rights, title and interest in and to such undelivered Securities. Contracts to purchase Securities were entered into on March 5, 1997 and all have expected settlement dates of March 10, 1997 (see "The Trust Funds"). The cost of the Securities to the Sponsor and the cost of the Securities to each Trust are the same; accordingly, the Sponsor's profit or (loss) on the deposit of Securities is $0.

(2) The percentage listed under this heading represents each Security's proportionate relationship of all stocks based on market value as of the date set forth above. Because the stocks included in each stock index and the value of such stocks may change from time to time, and because each Trust may not be able to duplicate the related stock index exactly, the percentages set forth above do not represent the actual weighting of each Security in each Trust portfolio on the Initial Date of Deposit or on any subsequent date. See "The Trust Portfolios.

Contents                                     Page
--------------------------------------       ----
SUMMARY                                        2
NASDAQ-100(R) INDEX LICENSING AGREEMENT        4
ESSENTIAL INFORMATION                          6
THE TRUST FUNDS                                8
THE TRUST PORTFOLIOS                           9
THE NASDAQ-100 INDEX                          10
THE S&P 500 INDEX                             13
RISK FACTORS                                  16
FEDERAL TAX STATUS                            18
PUBLIC OFFERING OF UNITS                      20
     Public Offering Price                    20
     Public Distribution of Units             22
     Sponsor Profits                          23
MARKET FOR UNITS                              24
REDEMPTION                                    24
     General                                  24
     Computation of Redemption Price          25
RETIREMENT PLANS                              26
UNITHOLDERS                                   26
     Ownership of Units                       26
     Distributions to Unitholders             26
Distribution Reinvestment                     27
     Statements to Unitholders                28
     Rights of Unitholders                    29
INVESTMENT SUPERVISION                        29
ADMINISTRATION OF THE TRUSTS                  30
     The Trustee                              30
     The Sponsor                              31
     The Evaluator                            31
     Amendment and Termination                31
     Limitations on Liability                 33
EXPENSES OF THE TRUSTS                        33
LEGAL OPINIONS                                35
INDEPENDENT CERTIFIED PUBLIC
     ACCOUNTANTS                              35
REPORT OF INDEPENDENT CERTIFIED
     PUBLIC ACCOUNTANTS                       36
STATEMENTS OF CONDITION                       37
PORTFOLIOS                                    38
NOTES TO PORTFOLIOS                           54

           -----------------------------------------

This Prospectus does not contain all of the information set forth in the registration statement and exhibits relating thereto, filed with the Securities and Exchange Commission, Washington, D.C. under the Securities Act of 1933 and the Investment Company Act of 1940, and to which reference is made.
           -----------------------------------------

No person is authorized to give any information or to make any representations not contained in this Prospectus and any information or representation not contained herein must not be relied upon as having been authorized by the Trusts, the Trustee, or the Sponsor. The Trusts are registered as unit investment trusts under the Investment Company Act of 1940. Such registration does not imply that the Trusts or the Units have been guaranteed, sponsored, recommended or approved by the United States or any state or any agency or officer thereof.
           -----------------------------------------

This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any state to any person to whom it is not lawful to make such offer in such state.


------------------
      RANSON
       UNIT
    INVESTMENT
      TRUSTS
------------------


                        ------------------


                            PROSPECTUS


                        ------------------



Nasdaq-100 Index Trust, Series 2


S&P 500 Index Trust, Series 2





    PROSPECTUS MARCH 6, 1997

                 CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents.

     The facing sheet
     The Cross-Reference sheets
     The Prospectus
     The Signatures
     The following exhibits.

1.1.    Trust Agreement.

1.1.1.  Standard Terms and Conditions of Trust.  Reference is made to
        Exhibit 1.1.1 to the Registration Statement on Form S-6 for Ranson Unit Investment Trusts, Series 53 (File No. 333-17811) as filed on January 7, 1997.

2.1. Form of Certificate of Ownership (pages three and four of the Standard Terms and Conditions of Trust included as Exhibit 1.1.1).

3.1. Opinion of counsel to the Sponsor as to legality of the securities being registered including a consent to the use of its name under "Legal Opinions" in the Prospectus.

4.1.    Consent of Independent Certified Public Accountants.

                             SIGNATURES

     The Registrant, Ranson Unit Investment Trusts, Series 55, hereby identifies Ranson Unit Investment Trusts, Series 53, EVEREN Unit Investment Trusts, Series 39, Kemper Defined Funds, Series 45 and Kemper Equity Portfolio Trusts, Series 1 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Ranson Unit Investment Trusts, Series 55 has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Wichita, and State of Kansas, on the 6th day of March, 1997.

                                  RANSON UNIT INVESTMENT TRUSTS, SERIES 55,
                                      Registrant


                                  By:  RANSON & ASSOCIATES, INC.,
                                      Depositor


                                  By:           ALEX R. MEITZNER
                                      ---------------------------------------
                                                Alex R. Meitzner

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on March 6, 1997 by the following persons, who constitute a majority of the Board of Directors of Ranson & Associates, Inc.



     SIGNATURE                   TITLE
---------------------       --------------------
DOUGLAS K. ROGERS           Executive Vice           )
---------------------       President and Director   )
Douglas K. Rogers

ALEX R. MEITZNER            Chairman of the Board    )
---------------------       of Directors             )
Alex R. Meitzner

ROBIN K. PINKERTON          President, Secretary,    )
---------------------       Treasurer and Director   )     ALEX R. MEITZNER
Robin K. Pinkerton                                     -----------------------
                                                           Alex R. Meitzner

------------------------------------------------------------------------------
An executed copy of each of the related powers of attorney was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of The Kansas Tax-Exempt Trust, Series 51 (File No. 33-46376) and Series 52 (File No. 33-47687) and the same are hereby incorporated herein by this reference.


                                 S-2